MPACT CAPITAL LIMITED

Annual Report 2006

Impact
capital

Australia's Leading Legal Lende

CORPORATE DIRECTORY

CORPORATE AND REGISTERED OFFICE

Impact Capital Limited

ABN 22 094 503 385

Level 7, 10 Market Street, Brisbane, QLD 4000

Telephone: (07) 3211 8000

Facsimile: (07) 3211 8933

Email: info@impactfunding.com.au

Website: www.impactfunding.com.au

COMPANY SECRETARY

Lawrence Litzow

SHARE REGISTRY

Computershare Investor Services Pty Ltd

452 Johnston Street, Abbotsford, VIC 3067

Telephone: 1300 137 328

Facsimile: (03) 9473 2563

AUDITORS

KPMG

Level 30, Central Plaza One, 345 Queen Street, Brisbane, QLD 4000

SOLICITORS – CORPORATE MATTERS

McCullough Robertson

Level 12, Central Plaza Two, 66 Eagle Street, Brisbane, QLD 4000

SOLICITORS –COMMERCIAL MATTERS

Philips Fox

Level 29, Waterfront Place, 1 Eagle Street, Brisbane, QLD 4000

SOLICITORS – COMPLIANCE MATTERS

Clayton Utz

Level 28, Riparian Plaza, 71 Eagle Street, Brisbane, QLD 4000

STOCK EXCHANGE LISTING

Impact Capital Limited is listed on the Australian Stock Exchange. The home exchange is Brisbane.

CONTENTS

>> NOTICE IS GIVEN that the 2006 Annual General Meeting of the shareholders of Impact Capital Limited ("the Company") will be held at the Riverside Centre Auditorium, Level 5 Riverside Centre, 123 Eagle Street, Brisbane on Wednesday 29 November 2006 at 11.30am.

NOTICE OF ANNUAL GENERAL MEETING

ORDINARY BUSINESS

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Financial Statements of the Company and its controlled entities for the year ended 30 June 2006 and the related Directors' Report, Directors' Declaration and Auditors' Report.

RESOLUTIONS

To consider and if thought fit, resolve:

1. **Re-election of director (ordinary resolution)**

To re-elect a director - Mr. J W Laurie retiring by rotation in accordance with the Company's Constitution, and being eligible, offers himself for re-election.

2. **Remuneration report (non-binding resolution)**

To receive and adopt the remuneration report covering directors and executives for the Company and its controlled entities.

OTHER BUSINESS

To deal with any other business that may be brought forward in accordance with the Constitution and the Corporations Act 2001.

By Order of the Board of Directors,

Lawrence Litzow - Company Secretary

Dated 26 September 2006

Explanatory Notes to the Notice of Annual General Meeting 2006

1. Voting

Impact Capital Limited (ICD) has determined in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 that, for the purposes of determining voting entitlements at the Annual General Meeting, securities will be taken to be held by those persons recorded on the Company's share register as at 7.00pm Brisbane time on Monday 27 November 2006. Accordingly share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

2. Proxies

(a) Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead.

(b) If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the votes.

(c) Where a shareholder appoints more than one proxy neither proxy is entitled to vote on a show of hands.

(d) A proxy need not be a shareholder of ICD.

(e) Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.

(f) If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting as he or she thinks fit.

(g) If a shareholder appoints the Chairman of the meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder for that item.

(h) To be effective, ICD must receive the completed Proxy Form and, if the form is signed by the shareholder's attorney, the authority under which the Proxy Form is signed (or a certified copy of the authority) by no later than 48 hours before the commencement of the meeting. Proxy Forms and other documentation may be lodged either by mail to Computershare Investor Services Pty Ltd, GPO Box 523 Brisbane QLD 4001 or by facsimile to Computershare Investor Services Pty Ltd on (07) 3237 2152.

A PROXY FORM IS ENCLOSED.

3. Agenda Item 1

Financial statements and reports

The Corporations Act 2001 requires that the reports of the directors and auditors and the annual financial report, including the financial statements of the Company, for the year ended 30 June 2006 be laid before the Annual General Meeting. The Corporations Act 2001 does not require a vote of the shareholders on the reports or the statements. However shareholders will be given reasonable opportunity to ask questions or make comments on the reports and the statements at the meeting.

Also reasonable opportunity will be given to shareholders to ask the Company auditor questions relevant to the conduct of the audit and the preparation and content of the Auditors' Report.

4. Agenda item 2

Re-election of director

Mr Laurie was appointed to the Board in August 2004, as Chairman of the Remuneration Committee in July 2005 and is also a member of the Audit Committee. Chairman of Twilight House Ltd, director of Techstar Limited and deputy chairman of HHO Multimedia Australasia Pty Ltd. Past chairman of Homeleisure Limited and past director of Pyrmont Raw Materials Pty Ltd. Mr Laurie is a resident of New South Wales, Australia and is 71 years of age.

5. Agenda item 3

Remuneration report

The Directors' Report for the year ended 30 June 2006 contains a remuneration report, which sets out the policy for the remuneration of directors, the company secretary and senior executives. A reasonable opportunity will be given to shareholders to ask questions or make comments on the remuneration report. While there is a requirement for a formal resolution on this item, under S250R[3] of the Corporations Act 2001 the resolution is only advisory and does not bind the Company or its directors.

>> the company is now poised to deliver strong growth as the first mover in what is presently an immature market in australasia.

CHAIRMAN'S REPORT

I am delighted to report a very successful performance by Impact Capital Limited in its first full year as an ASX-listed finance company. The Company delivered a maiden normalised net profit after tax from continuing operations of $0.1 million. Interest and fee revenue contributed $3.5million in the year to June 30, 2006 - a 230 percent increase on the previous year. Fee revenue, whilst accounted for as a part of effective interest income in the financial statements, contributed $1.6 million of this total.

Throughout the reporting period the Company took steps to establish its position in the non-conforming loans market for pre-settlement and disbursement funding by growing the loan book from $6.1 million to $17.2 million – an impressive 182 per cent increase

This growth in the loan book was achieved without compromising the Company's stringent lending criteria.

The Board recently re-affirmed the management policy of provisioning 1 percent of the face value of loans written as being consistent with the determination of the recoverable amount of loans and advances reflected in the 2006 audited financial statements.

On 19th June 2006, the Company completed the divestment of its United Kingdom operation. However, the Company retained a substantial minority stake in the buyer, Impact Holdings (UK) PLC ("IHUK"). In the same month, Bruce Judge retired as Chairman of the Company to take up the position of chairman of IHUK. We are confident Bruce will play a key role during the years ahead in ensuring that IHUK becomes highly successful in the United Kingdom market. We thank him for his contribution over the past 12 months.

The sale of the United Kingdom subsidiary has freed up both financial resources and management time now focused exclusively on ensuring the Company's success in our core Australasian markets.

The Company is now poised to deliver strong growth as the first mover in what is presently an immature market in Australasia.

I take this opportunity to thank all our employees who have played a major role in ensuring the Company's success during the last twelve months. I have great confidence in the quality and dedication of our senior management team which now includes our recently appointed Chief Financial Officer, Alison Hill.

Finally, I would like to thank all our customers and shareholders for their continuing support of Impact Capital Limited.

KENNETH RICH
Chairman

>> the company's impressive lending growth rate has confirmed both the attractiveness of its loan products in the market and the strong underlying demand for them.

MANAGING DIRECTOR'S REPORT

2006 ANNUAL RESULT

The group achieved a consolidated profit attributable to members of $1.8 million for the year ended 30 June 2006 - up significantly from the loss of $0.8 million reported in the corresponding period.

CUMULATIVE LOAN BOOK



35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
TOTAL LOANS WRITTEN
CURRENT LOANS
COMPLETED LOANS
JUL 05
AUG 05
SEP 05
OCT 05
NOV 05
DEC 05
JAN 06
FEB 06
MAR 06
APR 06
MAY 06
JUN 06

Although this consolidated profit included results from discontinued UK operations and an associated gain on sale, the result from continuing activities of $0.1 million demonstrates the underlying profitability of the Company driven by the growing loan book and a stable cost base.

TOTAL BOOK BY MONTH



20,000,000
17,500,000
15,000,000
12,500,000
10,000,000
7,500,000
5,000,000
2,500,000
0
JUL 05
SEP 05
NOV 05
JAN 06
MAR 06
MAY 06

The securing of a $15 million debt facility from the NAB in April 2006 meant that the company was able to further capitalise on demand for its loan products in the last months of the financial year at a lower weighted average cost of funds.

INTEREST BOOK



1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
JUL 05
AUG 05
SEP 05
OCT 05
NOV 05
DEC 05
JAN 06
FEB 06
MAR 06
APR 06
MAY 06
JUN 06

The divestment of the UK operations has enabled the Company to retain a strategic investment in the UK market and subsequent to 30 June, to redeem its expensive 12 percent convertible notes.

CUSTOMERS

Customer satisfaction has been a key factor in the success Impact Capital Limited has enjoyed to date.

The nature of our suite of loan products requires our Loans Officers to empathise with each of our customers.

The Company is very proud of the fact that to date it has had no complaints from any of its customers.

We have invested significantly in customer-focused staff training to ensure our current level of customer satisfaction does not fall as the Company experiences rapid growth.

The Company's impressive lending growth rate has confirmed both the attractiveness of its loan products in the market and the strong underlying demand for them.

CUMMULATIVE APPLICATIONS BY MONTH



3000
2500
2000
1500
1000
500
0
JUL 05
AUG 05
SEP 05
OCT 05
NOV 05
DEC 05
JAN 06
FEB 06
MAR 06
APR 06
MAY 06
JUN 06

SPONSORSHIPS

Impact Capital Limited is a major sponsor of both the Australian Lawyers Alliance and the Family Law section of the Law Council of Australia.

These sponsorships have assisted the Company in promoting its products with legal practitioners across Australia.

Lawyers for the People

AUSTRALIAN LAWYERS ALLIANCE

AUSTRALIAN LAWYERS ALLIANCE

The Australian Lawyers Alliance ("ALA") is a national body of personal injury and commercial legal specialists who aim to achieve better outcomes for their clients.

The ALA has more than 1,500 current members from leading law firms around the country.



Family Law Section of the Law Council of Australia ("FLS")

The FLS is a professional body for practicing family lawyers in Australia with current membership in excess of 2,000 specialist practitioners.

The Company sponsored the FLS national conference in Perth in October and has committed to sponsorship of the 2008 conference in Adelaide.

COMMUNITY

Impact Capital Limited and its staff have joined with many of the country's leading personal injury lawyers in supporting the Peter Yeo Point Zero 5 Campaign to assist members of the community who have suffered a serious spinal injury.

The campaign has been set up to assist those people who have suffered a spinal injury due to an accident, but where compensation is unavailable.

www.PointZero5.com

Funding is provided to beneficiaries for items such as wheelchairs, hoists, adjustable beds, pressure relieving mattresses and specialist household items. Funding is also provided to the Princess Alexandra Hospital Spinal Unit.

TECHNOLOGY

Impact Capital Limited has a proprietary Client Management System designed to meet its specific needs. This system has provided an excellent platform from which its customer service is delivered.

The system is currently undergoing an upgrade to deliver enhanced functionality which includes:

- Task tracking and workflow management with automatic bring-ups, and automatic escalation;
- Web access to allow key law firms to view their client's application status, loan information and payout figures; and,
- enhancements to enable the release of new products currently under development.

The upgrade is on target to be completed by December 2006 and its new functionality will enable the handling of even greater client volumes by current employees, and help ensure all tasks are resolved within expected timeframes – continuing our excellent customer service record.

OUR PEOPLE

The success of businesses hinge on their ability to attract, retain and develop high quality people.

In its short life, the company has successfully targeted and recruited a very experienced and diligent team.

We are proud of the customer-focused culture we have established within the Company.

>> the company has devised a strategic plan to double the size of its loan book in the current financial year

The maintenance of this culture will continue to deliver excellent results for the Company, its shareholders and most importantly its customers.

OUTLOOK

Impact Capital Limited has now proved its business model and established itself as Australia's only mainstream pre-settlement lender.

The Company has devised a strategic plan to double the size of its loan book in the current financial year. Importantly, this growth will be achieved with only a modest increase in our operating cost base.

In growing its loan book the company will strictly adhere to its proven assessment process and credit policy.

In the year ahead we will launch our family law and deceased estate products in New Zealand where the relevant laws and market mirror those in Australia.

At present our debt-to-equity ratio sits at a conservative 35 percent which will assist us in securing the debt funding we require to underpin the planned growth in our loan book.

The Company now has in place the foundations required to support its growth plans and ensure we continue to be successful in the years ahead.

Thank you for your continued support and loyalty.

RUSSELL TEMPLETON
Managing Director & Chief Executive Officer

DIRECTORS' OVERVIEW



KENNETH RICH
BCom, MBA, PNA

Independent Non-Executive Chairperson

Appointed to the board in January 2005 and as Chair on 1 July 2006.

Ken is a business and financial management specialist, and is a director of Horwath Motor Industry Services Pty Ltd.

He is a member of the Australian Institute of Company Directors and the Institute of Management Consultants.

RUSSELL TEMPLETON
LLB

Managing Director & Chief Executive Officer

Appointed to the board in November 2004.

Russell has been in practice as a lawyer for over twenty years and has extensive commercial and litigation experience.

Russell has also been involved with a network of legal practitioners, owned licensed commercial agencies, been consultant to and then chief operating officer and chief executive officer of Collection House Limited, an ASX listed debt portfolio manager.





LAWRENCE LITZOW
FCA, ACIS

Non-Executive Director & Company Secretary

Appointed to the board in November 2004.

Lawrie is a Chartered Accountant who has been in private practice for over 40 years including over 6 years as managing partner.

He is a private equity investor and a director and secretary of a number of ASX listed companies. His directorships and industry expertise include minerals and exploration, property and construction, pharmaceutical, information technology, media and marketing and financial services.

Lawrie has been a committee member advising the Commonwealth Minister for Small Business regarding innovation and chairing a sub-committee reporting on small business taxation reform. He also consults and advises on matters such as IPO's and economic loss assessments for courts of law.

JOHN W. LAURIE
BEc, FCPA

Independent Non-Executive Director

Appointed to the board in August 2004.

John is a director of Techstar Limited and a number of private investment companies, Chairman of Twilight House Ltd, an aged care and retirement charitable organisation in the Northern Sydney region, and deputy chairman of HHO Multimedia Australasia Pty Ltd, a private entertainment company.

John was formerly the Chairman of Homeleisure Limited, an ASX listed company having business interests in housewares, giftware and entertainment related products and is a past director of Pyrmont Raw Materials Pty Ltd, a private company based in Sydney with business in construction materials, transport and contracting.



THE PRODUCTS

PRE-SETTLEMENT ADVANCES

Impact Capital provides loans and advances to individuals who are engaged in a legal process and who are waiting for payment of their entitlement from an outstanding legal settlement.

Impact Capital Limited dominates this "pre-settlement" lending market which has traditionally been ignored by financiers in Australia but which has been developed successfully internationally, particularly in the United States. Impact Capital also differentiates in this market by charging reasonable interest and appropriate fees based on the amount and period of the loan rather than a percentage success fee.

Traditional lenders such as banks and other financial institutions are generally unable to provide loans in these circumstances because of the lack of conventional security, periodic repayments, regular income stream of the claimant and the lenders inexperience in assessing the validity of the entitlement to a settlement and the likelihood of its success.

Personal Injury loans

Australians lodge in excess of 350,000 claims for a personal injury annually. This demonstrates that personal injury claims have become an accepted part of Australian law and culture and there is every expectation that this situation will continue in the future.

An individual, having sustained a personal injury, could experience months of limited mobility, suffering and physiotherapy before they are able to resume a normal life and return to work. Often sickness or accident benefits expire after a short period and individuals are left to their own financial resources.

For these people seeking to provide for their daily living expenses and those of their family, the delays and frustrations resulting from the legal negotiations can cause financial difficulties and often cause claimants to settle for an amount less than could otherwise be obtained simply due to the need to relieve this short-term financial stress. Impact Capital seeks to level the legal playing field.

In these circumstances Impact Capital, after undertaking an assessment of the claim and likely timing of settlement, can advance from $5,000 to $200,000. The total advance can be taken as one loan or several advances over the period until settlement and can then be used to cover, for example:

- Medical bills;
- Rehabilitation costs;
- Day-to-day living expenses;
- Special needs;
- Family bills; and
- Legal costs

The advance is not secured by real property or personal assets and does not require monthly or other periodic repayments. The loan is repaid directly by the claimant's legal representative from the final settlement monies received into the Borrower's Solicitors Trust Account.

Matrimonial loans

The reality of our current social environment is that more marriages are ending in divorce each year with the latest survey by the Australia Bureau of Statistics in 2001 showing 13.1 divorces per 1,000 married men or women. Additionally, as a result of more people entering marriage or de-facto relationships at a later age, the property pool brought into the relationship and therefore required to be split in the event of divorce has increased. However the prevalence of household debt and consumerism mean that the cash component of this pool is often minimal creating a ready market for short-term funding.

In many marriages, one party is solely dependent upon the other for financial support. With the breakdown of the marriage the non-income producing party is left with few options for the funding of living expenses for what can be a drawn out period of 12 to 24 months. This situation is often exacerbated by the requirement for upfront legal fees as unlike personal injury lawyers, family lawyers usually do not undertake work on a speculative or deferred fee basis.

MARKS & SANDS

Lawyers

PARTNERS
Peter Murray
Jeremy Culshaw
Darren Miller
ASSOCIATES
Catherine Osborn
Kymberley Kerr
Anka Burns
CONSULTANTS
Jan Stevens
Elizabeth Heenan
Len Goldstein

Level 9
30 The Esplanade
PERTH Western Australia 6000
GPO Box B77
PERTH Western Australia 6001

Branch Office:
25 Bates Street
MERREDIN Western Australia 6415
Telephone: (08) 9041 3336

TELEPHONE: (+618) 9488 1300
Facsimile: (+618) 9488 1395
Email: info@marksandsands.com.au
Website: www.marksandsands.com.au

Our Ref: JJC:JR:240584

16 October 2006

Mr Russell Templeton
Impact Capital Limited
PO Box 7111
Riverside Centre,
Brisbane, Qld 4000

Dear Russell

FAMILY LAW SECTION OF THE LAW COUNCIL OF AUSTRALIA CONFERENCE

I write to thank you for your company's sponsorship of the 12th National Family Law Conference conducted by the Family Law Section of the Law Council of Australia in Perth.

Your sponsorship of this conference will certainly provide all of our national delegates with a better understanding of the benefits of using Impact's products. The introduction of Impact's Family Law lending products has been clearly been of great benefit to many specialist family law firms, who prior to your arrival, were required to fund clients who without the sale of assets could not meet ongoing legal fees and other costs associated with their litigation. As you are aware, the sale of these assets would not normally occur until the conclusion of the matter.

As the specialist family law partner at Marks & Sands, our family law team has seen the benefit of Impact's lending products for our law firms and it's clients. A number of my clients have elected to borrow from Impact Capital in order to pay their legal costs, independent expert's fees and their own living expenses.

The firm and our clients have been extremely happy with the service provided by Impact Capital and we thank you for your assistance in this regard.

I am also pleased to note that Impact Capital is continuing to support the Family Law Section through its sponsorship of the 2008 Conference in Adelaide.

Once again, thank you for your sponsorship at this years conference.

Yours faithfully,

Jeremy Culshaw
Conference Chair
2006 National Family Law Conference Organising Committee

>> continued

THE PRODUCTS

Deceased estate loans

Finalisation of a deceased estate or distribution of a will can be a stressful process for all concerned. In many cases, assets such as the family home may need to be sold and proceeds apportioned between a number of beneficiaries.

Impact Capital provides loans to those who are entitled to receive a distribution from a deceased estate and the funds can be used for a variety of reasons including purchase of property, purchase of motor vehicle or to pay day-to-day living expenses.

The loans range from $10,000 to $300,000 and are advanced in circumstances where probate has been granted and the borrower can substantiate that they are entitled to receive a distribution from a pool of assets in the Estate.

The loan does not require monthly or other periodic repayments but is repaid directly by the claimant's legal representative from the final settlement monies received.

OUTLAY FUNDING

Impact Capital's relationships with solicitors has shown they have an increasing exposure to disbursements made on behalf of their clients to medical specialists, expert consultants, independent witnesses and barristers, advice and reports from whom are required in order to strengthen the underlying position for a fair and equitable settlement for their client.

The growth in these disbursements, both volume and amount, has resulted in multi-million dollar overdrafts for many solicitors' firms.

Impact Capital has developed two products to assist these firms to unlock their valuable working capital:

Historical Outlay Loans

These loans are made directly to solicitors' firms for historical disbursements and are loans directly to the firm and the partners of the firm who are personally responsible for the repayment of the loans. The claimants (clients of the law firms) have no obligation whatsoever to Impact Capital and generally they would not be aware of the existence of the loan.

These loans are repaid by the solicitor as each individual underlying case is settled.

Outlay Advances

These advances are made to individual clients of law firms for outlays to be incurred at some time in the future as their action progresses. However they are only made to clients of accredited solicitors' firms, who provide a guarantee and indemnity as security for their client's loan. It is because of this guarantee and the on-going relationship between Impact Capital and the firm that the advance can be provided to the client almost immediately.

Outlay advances range from $2,000 to $60,000 but can only be paid into the solicitor's Trust Account and drawn on by the solicitor to pay for:

- Medical bills;
- Barristers fees;
- Psychological reports;
- Expert consultations;
- Valuations; and
- Independent witness costs.

The advance is not secured by real property or personal assets of the claimant, does not require monthly or other periodic repayments but is repaid directly from the final settlement monies received.

DIRECTORS' REPORT
FOR THE YEAR ENDED 30 JUNE 2006

1. DIRECTORS

The directors of the Company at any time during or since the end of the financial year are:

NAME, QUALIFICATIONS AND INDEPENDENCE STATUS	AGE	EXPERIENCE, SPECIAL RESPONSIBILITIES AND OTHER DIRECTORSHIPS
Mr Kenneth Rich B Com, MBA, PNA Chairperson from 1 July 2006 Independent Non-Executive Director	61	Chairman of Audit Committee, Member of Remuneration Committee. Member of Risk Management Committee. Kenneth Rich is a business and financial management specialist, is a director of Horwarth Motor Industry Services Pty Ltd and a former partner of BDO Kendalls, Chartered Accountants and Advisors. He is a member of the Australian Institute of Company Directors and the Institute of Management Consultants. Other listed company directorships in the last three years: Nil Director since 24 January 2005. Chairperson since 1 July 2006.
Mr Russell E Templeton LLB Managing Director and Chief Executive Officer Executive Director	50	Russell Templeton has been in practice as a lawyer for over twenty years and has extensive commercial and litigation experience. Russell has also: • been involved with a network of legal practitioners; • owned licensed commercial agencies; • been consultant to and then chief operating officer and chief executive officer of Collection House Limited, an ASX listed debt portfolio manager. Other listed company directorships in the last three years: Nil Director and Chief Executive Officer since 16 November 2004.
Mr Lawrence J Litzow FCA, ACIS Non-Executive Director and Company Secretary	72	Chairman of Risk Management Committee, Member of Audit Committee. Lawrie Litzow is a Chartered Accountant who has been in private practice for over 40 years and managing partner for six years. He is a private equity investor and a director and secretary of ASX listed companies. His directorships and industry expertise include minerals and exploration, property and construction, pharmaceutical, information technology, media and marketing and financial services. Lawrie has been a committee member advising the Commonwealth Minister for Small Business regarding innovation and chairing a sub-committee reporting on small business taxation reform. He also consults and advises on matters such as IPO's and economic loss assessments for courts of law. Other listed company directorships in the last three years: • Tamawood Limited, June 2000 to March 2006. • Diatreme Resources Limited from January 2002. • Occupational & Medical Innovations Limited, July 2004 to October 2005. Director and Company Secretary since 16 November 2004.

DIRECTORS' REPORT >> CONTINUED

FOR THE YEAR ENDED 30 JUNE 2006

1. DIRECTORS CONTINUED

The directors of the Company at any time during or since the end of the financial year are:

NAME, QUALIFICATIONS AND INDEPENDENCE STATUS	AGE	EXPERIENCE, SPECIAL RESPONSIBILITIES AND OTHER DIRECTORSHIPS
Mr John W Laurie B Ec, FCPA Independent Non-Executive Director	71	Chairman of Remuneration Committee, Member of Audit Committee. John Laurie is a past director of Pyrmont Raw Materials Pty Ltd, a private company based in Sydney with business in construction materials, transport and contracting. John is also a director of Techstar Limited and a number of private investment companies, Chairman of Twilight House Ltd, an aged care and retirement charitable organisation in the Northern Sydney region, and deputy chairman of HHO Multimedia Australasia Pty Ltd, a private entertainment company. John was formerly the Chairman of Homeleisure Limited, an ASX listed company having business interests in housewares, giftware and entertainment related products. Other listed company directorships in the last three years: • Homeleisure Limited, June 1999 to August 2004. • Techstar Limited, from January 2000. Director since 21 August 2004.
Mr Bruce R Judge B Com Chairperson and Executive Director until 30 June 2006	64	Member of Remuneration Committee until 30 June 2006. Bruce Judge has been involved with a number of listed public companies and was previously the Executive Chairperson of Impact Funding Limited (an unlisted public company). He is a private equity investor. Other listed company directorships in the last three years: Nil Director and Chairperson since 16 November 2004. Ceased as director 30 June 2006.
Mr Ian Skinner BA, LLB Non-Executive Director until 16 November 2005	59	Ian Skinner is a lawyer, private equity investor and company director and is currently a consultant to Synkronos Legal. Other listed company directorships in the last three years: Nil Director since 16 November 2004. Ceased as director 16 November 2005.

2. COMPANY SECRETARY

Mr Lawrence Litzow, FCA, ACIS was appointed to the position of company secretary on 16 November 2004.

Lawrence Litzow is also a non-executive director of Impact Capital Limited and details of his qualifications and previous experience is listed above.

3. DIRECTORS' MEETINGS

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

DIRECTOR	BOARD MEETINGS		AUDIT COMMITTEE MEETINGS		REMUNERATION COMMITTEE MEETINGS		NOMINATION COMMITTEE MEETINGS		RISK MANAGEMENT COMMITTEE MEETINGS	
	A *	B *	A	B	A	B	A	B	A	B
Mr B Judge	11	11	-	-	1	1	-	-	-	-
Mr R Templeton	11	10	-	-	-	-	-	-	-	-
Mr L Litzow	11	11	2	2	-	-	-	-	2	2
Mr J Laurie	11	10	2	1	1	1	-	-	-	-
Mr K Rich	11	11	2	2	1	1	-	-	2	1
Mr I Skinner	4	3	-	-	-	-	-	-	-	-

A – Number of meetings held during the time the director held office during the year

B – Number of meetings attended

***** - A number of additional meetings were called a short notice. These have not been included in the number of meetings held or attended.

4. CORPORATE GOVERNANCE STATEMENT

This statement outlines the main corporate governance practices in place throughout the financial year, which comply with the ASX Corporate Governance Council recommendations, unless otherwise stated.

4.1 BOARD OF DIRECTORS

Role Of The Board

The board's primary role is the protection and enhancement of long-term shareholder value.

To fulfil this role the board is responsible for the overall corporate governance of the consolidated entity including:

1. Formulating corporate strategy and providing guidance on the business and affairs of the consolidated entity;
2. Reviewing appropriate plans and annual budgets, including allocation of resources and capital expenditure;
3. Monitoring and approving of financial reporting;
4. Protecting and enhancing the reputation of the consolidated entity;
5. Ensuring integrity of internal control and management reporting systems;
6. Setting remuneration, appointing, removing and creating succession policies for directors and senior executives; and
7. Monitoring of achievement of management's goals.

4.1 BOARD OF DIRECTORS CONTINUED

The board has delegated responsibility for the operation and administration of the Company and the implementation of the corporate strategy to the chief executive officer and the senior executives. The delegation policy is reviewed at least annually.

Board processes

To assist in the execution of its responsibilities, the board has established a number of board committees including a Nomination Committee, a Remuneration Committee, a Risk Management and an Audit Committee. The board has also established a framework for the management of the consolidated entity including a system of internal control, a business risk management process and the establishment of appropriate ethical standards.

The full board currently holds eleven scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the chairman, chief executive officer. chief financial officer and company secretary. Standing items include the chief executive officer's report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities for contact with all employees.

The charter's and policy's of the Company's board and its various committees, together with the Board's Code of Conduct are currently under review and will be made available on the Company's website (www.impactfunding.com.au) on completion of this review.

Director education

The Company has an informal process to educate new directors about the nature of the business, current issues, corporate strategy and the expectations of the consolidated entity concerning performance of directors. Directors are also given access to continuing education opportunities to update and enhance their skills and knowledge.

Independent professional advice and access to company information

Each director has the right of access to all relevant Company information and to the Company's executives and, subject to prior consultation with the chairperson, may seek independent professional advice from a suitably qualified adviser at the consolidated entity's expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the chairperson's approval of the fee payable for the advice before proceeding with the consultation.

A copy of the advice received by the director is made available to all other members of the board.

Composition of the board

The names of the directors of the Company in office at the date of this report are set out in the Directors' report on pages 13 to 14 of this report. The composition of the board is determined using the following principles:

- a maximum of seven directors with a range of qualifications and expertise;
- a minimum of two independent directors and the majority non-executive directors;
- one of the executive directors shall be the chief executive officer. The chief executive officer will not be the chairperson of the board;
- enough directors to serve on various committees without overburdening the directors or making it difficult to fully discharge their responsibilities;
- an appropriate blend of expertise in accounting and finance, legal, marketing and sales and management at CEO-level; and
- experience in finance or related industries.

4.1 BOARD OF DIRECTORS CONTINUED

An independent director is a director who is not a member of management (a non-executive director) and who:

- holds less than five per cent of the voting shares of the Company and is not an officer of, or otherwise associated, directly or indirectly, with a shareholder of more than five per cent of the voting power of the Company;
- has not within the last three years been employed in an executive capacity by the Company or another group member, or has been a director after ceasing to hold any such employment;
- within the last three years has not been a principal or employee of a material professional adviser or material consultant to the Company or another group member;
- is not a material supplier or customer of the Company or another group member, or an officer of or otherwise associated with, directly or indirectly, with a material supplier or customer;
- has no material contractual arrangements with the Company or another group member other than as a director of the Company; and
- is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

Chairperson and Chief Executive Officer

The chairperson is responsible for:

- leading the board;
- ensuring that all board members are properly briefed on all matters;
- facilitating board discussions; and
- managing the board's relationship with senior management.

The chief executive officer is responsible for:

- management of the day to day activities of the consolidated group; and
- implementation of the group's policies and strategies.

4.2 NOMINATION COMMITTEE

The nomination committee overseas the appointment and induction process for directors. It also reviews board succession plans and evaluates desirable competencies of board members. When a vacancy exists or there is a need for particular skills, the committee determines the selection criteria based on the skills deemed necessary. The committee identifies potential candidates with advice from external consultants if required, culminating in the appointment of the most suitable candidate. The terms and conditions of the appointment and retirement of non-executive directors are set out in a letter of appointment, including expectations of attendance and preparation for all board meetings, minimum hourly commitment, appointments to other boards, the procedures for dealing with conflicts of interest, and the availability of independent professional advice. Board candidates must stand for election at the next general meeting of shareholders.

The committee undertakes an annual review of the performance of the board and the individual directors and examines the appropriate mix of skills to ensure maximum effectiveness and contribution to the results of the consolidated entity. The performance criteria takes into account each director's contribution to setting the direction, strategy and financial objectives of the group and monitoring compliance with regulatory requirements and ethical standards. The annual review also examines the independence status of each director.

The committee also conducts an annual review of the performance of the chief executive officer and senior executives reporting directly to him.

The board as a whole currently comprises the nomination committee and meets annually on these matters unless otherwise required. The committee did not meet during the year however has met since the end of the financial year.

4.3 REMUNERATION COMMITTEE

The remuneration committee reviews and makes recommendations to the board on remuneration packages and policies applicable to the executive officers and directors themselves of the Company and for the consolidated entity. It is also responsible for share option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements, fringe benefits policies and professional indemnity and liability insurance policies.

The members of the remuneration committee during the year were:

- Mr John Laurie (Chairperson) - Independent Non-Executive
- Mr Bruce Judge - Executive
- Mr Kenneth Rich - Independent Non-Executive

The remuneration committee meets annually and as required. The committee met once during the year and committee members' attendance record is disclosed in the table of directors' meetings on page 15.

4.4 REMUNERATION REPORT

4.4.1 PRINCIPLES OF COMPENSATION - AUDITED

Remuneration is referred to as compensation throughout this report.

Key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and the consolidated entity and include directors of the Company and other executives. Key management personnel include the five most highly remunerated S300A directors and executives for the Company and the consolidated entity.

Compensation levels for key management personnel of the Company and of the consolidated entity are competitively set to attract and retain appropriately qualified and experienced directors and executives. The remuneration committee obtains independent advice, as required, on the appropriateness of compensation packages given trends in comparative companies and the objectives of the Company's compensation strategy.

The compensation structures explained below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives and achieve the broader outcome of creation of value for shareholders and take into account:

- the capability and experience of key management personnel,
- the performance in their role; and
- the overall performance of the consolidated entity including earnings, growth in share price and ability to deliver dividends.

Compensation packages include only fixed compensation.

Fixed compensation

Compensation consists of fixed compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits), as well as any applicable employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee however there are no guaranteed fixed compensation increases included within the contractual arrangements with any key management personnel.

Performance-linked compensation

To the date of this report compensation packages have not included any element of performance-based remuneration as this has not been considered appropriate to the circumstances of the consolidated entity and is not dissimilar to remuneration policies adopted by companies at a comparative stage in their business development.

The exception to this was the compensation package for Mr Collins which was amended during the year to include a cash bonus payable on the successful sale of Impact Funding (UK) Limited. This bonus is included in remuneration and fully vested in the year. No element of this bonus was forfeited. The proportion of Mr Collins total remuneration that was performance related in 2006 was 49.8% (2005: Nil).

4.4 REMUNERATION REPORT CONTINUED

4.4.1 PRINCIPLES OF COMPENSATION - AUDITED CONTINUED

Equity-based compensation

The company has not established an Employee Share Plan or an Executive Share Option Plan. Accordingly there is no component of equity-based compensation included in executive or non-executive compensation packages during the year or the prior year.

Other benefits

Key management personnel can receive a proportion of their fixed compensation as non-cash benefits under the terms and conditions of their appointment. Non-cash benefits typically include the provision of items which may be taxed on a concessional basis for FBT purposes. Key management personnel are also entitled to salary sacrifice fixed compensation as additional superannuation contributions.

Termination benefits

Notice periods and termination benefits as required by the law apply to each of the specified directors and executives.

Service contracts

The consolidated entity has not entered into any formal service contracts with its non-executive directors and senior executives, other than the previous executive chairperson, the company secretary and general counsel details of which are provided below. Executives have appropriate contractual arrangements.

Through his nominee company, the previous executive chairperson Mr Judge, has provided services under a contract which commenced on 1 July 2005 and terminated on 30 June 2006 for which he received compensation of $292,500.

Through his nominee company, the company secretary Mr Litzow, has provided services under a contract which commenced on 1 July 2005 to 30 June 2006 for which he received compensation of $44,080. The terms of this contract have continued subsequent to 30 June 2006 and are capable of being terminated by either party on one month's notice.

The Company's general counsel Mr Lyle, has provided services under a contract which commenced on 1 July 2005 and terminated on 30 June 2006 at which time he became an employee of the Company. Under the terms of this service contract Mr Lyle received compensation of $123,750.

Non-executive directors

Total compensation for all non-executive directors, last voted upon by shareholders at the 2005 Annual General Meeting is not to exceed $250,000 per annum, with that sum to be divided amongst the directors in such manner and proportion as they agree. Non-executive directors do not receive any performance-linked compensation. Directors' fees cover all main board activities including membership of board committees.

4.4 REMUNERATION REPORT CONTINUED

4.4.2 DIRECTORS' AND EXECUTIVE OFFICERS' REMUNERATION (COMPANY AND CONSOLIDATED) - AUDITED

Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the five named company executives who receive the highest remuneration and other key management personnel are:

		SHORT-TERM			POST-EMPLOYMENT		
		SALARY & FEES [1] $	STI (CASH BONUS) $	NON-MONETARY BENEFITS $	SUPER-ANNUATION $	TERMINATION BENEFITS $	TOTAL $
Executive Directors							
B Judge	2006	193,500	-	5,554	-	99,000	298,054
	2005	-	-	-	-	-	-
R Templeton	2006	301,004	-	4,122	-	-	305,126
	2005	-	-	2,145	-	-	2,145
K. McQuay (resigned November 2004)	2006	-	-	-	-	-	-
	2005	57,359	-	12,299	1,862	188,156	259,676
Non-executive directors							
J Laurie	2006	24,000	-	-	-	-	24,000
	2005	6,583	-	-	-	-	6,583
L Litzow	2006	69,680	-	-	-	-	69,680
	2005	35,400	-				35,400
K Rich	2006	25,800	-	-	-	-	25,800
	2005	-	-	-	-	-	-
I Skinner (resigned November 2005)	2006	13,700	-	-	-	-	13,700
	2005	-	-	-	-	-	-
S Bass (resigned November 2004)	2006	-	-	-	-	-	-
	2005	44,583	-	-	-	-	44,583
C Liberiou (resigned November 2004)	2006	-	-	-	-	-	-
	2005	4,083	-	-	-	-	4,083

DIRECTORS' REPORT >> CONTINUED

FOR THE YEAR ENDED 30 JUNE 2006

4.4 REMUNERATION REPORT CONTINUED

4.4.2 DIRECTORS' AND EXECUTIVE OFFICERS' REMUNERATION (COMPANY AND CONSOLIDATED) - AUDITED CONTINUED

Details of the nature and amount of each major element of the remuneration of each director of the Company and each of the five named company executives who receive the highest remuneration and other key management personnel are:

		SHORT-TERM			POST-EMPLOYMENT		
		SALARY & FEES [1] $	STI (CASH BONUS) $	NON-MONETARY BENEFITS $	SUPER-ANNUATION $	TERMINATION BENEFITS $	TOTAL $
Executives							
B Lyle [2] General Counsel	2006	123,750	-	5,554	-	-	129,304
	2005	110,867	-	-	-	-	110,867
B Gebauers [2] Chief Operating Officer (appointed September 2004)	2006	138,371	-	5,554	11,250	-	155,175
	2005	92,410	-	-	1,731	-	94,141
A Hill Chief Financial Officer (appointed June 2006)	2006	14,341	-	-	1,191	-	15,532
	2005	-	-	-	-	-	-
Former executives							
S. King [2] In-House Counsel (appointed July 2005, resigned May 2006)	2006	118,879	-	-	10,697	-	129,576
	2005	-	-	-	-	-	-
A Collins [4] General Manager - UK Operations	2006	209,708	235,793	27,771	-	-	473,272
	2005	44,060	-	-	-	-	44,060
N Lucas [3] Chief Financial Officer (resigned January 2006)	2006	7,000				-	7,000
	2005	71,750	-	-	-	-	71,750
Total compensation: key management personnel (consolidated) [2] and [3]	2006	1,239,733	235,793	48,555	23,138	99,000	1,646,220
	2005	214,037	-	2,145	1,731	-	217,913
Total compensation: key management personnel (Company)	2006	931,684	-	14,372	14,683	99,000	1,059,739
	2005	253,008	-	12,299	1,862	188,156	455,325

[1] Includes fees under service contract.

[2] Executive was employed (or contracted) by the Company from 21 October 2005, prior to which he was employed by Impact Funding Limited.

[3] Executive was employed (or contracted) by the Company from 1 July 2005, prior to which he was employed by Impact Funding Limited.

[4] Executive was employed by Impact Funding (UK) Limited from 14 July 2005, prior to which he was employed by Impact Funding Limited. Remuneration for 2006 is until 19 June 2006 when Impact Funding (UK) Limited ceased to form a part of the consolidated entity.

4.5 AUDIT COMMITTEE

The board has established an audit committee which operates under a charter approved by the board. The committee advises on the establishment and maintenance of a framework of internal control and appropriate ethical standards for the management of the consolidated entity.

The members of the audit committee during the year were:

- Mr Kenneth Rich (Chairperson) – Independent Non-Executive
- Mr John Laurie – Independent Non-Executive
- Mr Lawrie Litzow – Non-Executive
- Mr Neil Lucas – Chief Financial Officer (resigned 5 January 2006)

The external auditors, the chief executive officer and the chief financial officer are invited to audit committee meetings at the discretion of the committee. The external auditors meet with the audit committee at least once a year without the presence of any executive members. The committee met twice during the year and committee members' attendance record is disclosed in the table of directors' meetings on page 15.

The chief executive officer and the chief financial officer declared in writing to the board that the financial records of the Company for the financial year have been properly maintained, the Company's financial reports for the year ended 30 June 2006 comply with accounting standards and present a true and fair view of the Company's financial condition and operational results. This statement is required annually.

The responsibilities of the audit committee include:

- reviewing the annual and half-year financial reports and other financial information distributed externally. This includes approving new accounting policies to ensure compliance with Australian Equivalents of International Reporting Standards (AIFRS) and assessing whether the financial information is adequate for shareholders needs;
- assessing the adequacy of the internal control framework and the Company's code of ethical standards. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes such as the safeguarding of assets, maintenance of proper accounting records, the reliability of financial information and non-financial considerations such as the benchmarking of operational key performance indicators;
- assessing corporate risk assessment processes;
- providing a forum for effective communication between the board and the external auditor;
- assessing whether non-audit services provided by the external auditor are consistent with maintaining the external auditor's independence. Each reporting period the external auditor provides an independence declaration in relation to the audit or review;
- providing advice to the board in respect of whether the provision of the non-audit services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001;
- organising, reviewing and reporting on any special reviews or investigations deemed necessary by the board;
- monitoring the procedures to ensure compliance with the Corporations Act 2001 and the ASX Listing Rules and all other regulatory requirements; and
- addressing any matters outstanding with auditors, Australian Taxation Office, Australian Securities and Investment Commission, ASX and financial institutions.

The audit committee reviews the performance of the external auditors on an annual basis and normally meets with them during the year to:

- discuss the external audit plans, identifying any changes in structure, operations, internal controls or accounting policies that are likely to impact the financial statements and to review the fees proposed for the audit work to be performed;
- review the half-year and preliminary final report prior to lodgement with the ASX and any significant adjustments required as a result of the auditor's findings and to recommend to the board approval of these documents, prior to the announcement of the results;
- review the draft annual report and recommend board approval of the financial report;
- review the results and findings of the auditor, the adequacy of accounting and financial controls, and to monitor the implementation of any recommendations made.

4.6 RISK MANAGEMENT COMMITTEE

Oversight of the risk management system

The board has established a separate committee to oversee the establishment, implementation and annual review of the Company's Risk Management System. The Risk Management System has been established to assess, monitor and manage operational, financial reporting and compliance risks for the consolidated entity. The chief executive officer and the chief financial officer have declared, in writing to the board, that the Company's financial reporting risk management and associated compliance and controls have been assessed and found to be operating effectively. The operational and other risk management compliance and controls have been assessed and found to be operating efficiently and effectively. All risk assessments covered the whole financial year and period up to the signing of the annual financial report for all material operations in the consolidated entity.

The composition of the committee will consist of persons who have the relevant experience, qualifications and skills in the business of the Company, its industry and business generally to competently discharge their responsibilities as a member of the committee. Therefore the committee incorporates both directors and senior executive officers of the consolidated entity.

The members of the risk management committee during the year were:

- Mr Lawrie Litzow (Chairperson) – Non-Executive Director
- Mr Kenneth Rich – Independent Non-Executive Director
- Mr Brian Gebauers – Chief Operating Officer

Risk management and compliance and control

The risk management committee is responsible for:

- identification of the major risks to the Company and its business;
- prioritising the risks according to perceived likelihood of occurrence and impact;
- measurement of the financial and other effects of risks identified;
- design of risk minimisation techniques and procedures;
- providing recommendations to the board of risk minimisation implementation; and
- implementing board approved plans and procedures.

The identification of risk and its management is an ongoing process in the context of a growing and changing business and regulatory environment, and the committee is constantly re-examining its recommendations to ensure that new risks and changes to existing risks are identified, understood and the appropriate responses structured and put into effect.

The risk management committee meets as often as considered necessary but not less than two times per year. The board receives a report from the committee following each meeting of that committee.

Financial reporting

The chief executive officer and the chief financial officer have declared, in writing to the board that the Company's financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.

Monthly actual results are reported against budgets approved by the directors and revised forecasts for the year are prepared regularly.

Details of the impact of transition from previous Australian Generally Accepted Accounting Principles (AGAAP) to AIFRS on the financial report for the year ended 30 June 2006 is included in Note 32 to the financial statements.

4.7 ETHICAL STANDARDS

All directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity.

4.7 ETHICAL STANDARDS CONTINUED

Conflict of interest

In accordance with the Corporations Act and the Company's Constitution, the directors must keep the board advised on an ongoing basis of any interest that could potentially conflict with those of the Company. The board has developed procedures to assist directors to disclose potential conflicts of interest.

Where the board believes that a significant conflict exists for a director on a board matter, the director concerned does not receive the relevant board papers and is not present at the meeting whilst the item is considered. Details of director related entity transactions with the Company and consolidated entity are set out in Note 29 to the financial statements.

Code of conduct

Directors bear individual responsibilities for the performance of their duties before the law, and collective responsibility for the behaviour of the board. The following code of conduct encompasses the legislative and common law requirement of directors, as well as the specific behaviours that the Company expects of its directors and is consistent with the code of conduct as pronounced by the Australian Institute of Company Directors:

- a director must act honestly, in good faith and in the best interests of the company as a whole;
- a director has a duty to use due care and diligence in fulfilling the functions of office and exercising the powers attached to that office;
- a director must use the powers of office for a proper purpose, in the best interests of the company as a whole;
- a director must recognise that the primary responsibility is to the company's shareholders as a whole but should, where appropriate, have regard for the interests of all stakeholders of the company;
- a director must not make improper use of information acquired as a director;
- a director must not take improper advantage of the position of director;
- a director must not allow personal interests, or the interests of any associated person, to conflict with the interests of the company;
- a director has an obligation to be independent in judgment and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the board;
- confidential information received by a director in the course of the exercise of directional duties remains the property of the company from which it was obtained and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorised by that company, or the person from whom the information is provided, or is required by law;
- a director should not engage in conduct likely to bring discredit upon the company; and
- a director has an obligation, at all times, to comply with the spirit, as well as the letter of the law and with the principles of the code.

Trading in general Company securities by directors and employees

The board has approved and communicated a policy on the trading of its securities by directors and employees which prohibits directors and employees from dealing in Company shares during the period commencing 60 days prior to the release of the Company's results, and at any other time during the year whilst in possession of price sensitive information.

This policy statement applies to directors, officers and employees ("designated officers") of the Company. This policy statement also applies to directors, officers and employees of any subsidiary company of Impact Capital.

The Corporations Act specifically prohibits a person from purchasing or selling shares where such person (called "an insider") possesses information that is not generally available but, if the information were generally available, would have a material effect on the price of shares in the Company.

This prohibition extends to external advisers and designated officers who should be aware of the need to enforce confidentially against such external advisers, where appropriate.

Designated officers must provide notification to the company secretary of intended trading activity in the Company's shares. Confirmation of the share trading transaction must be provided to the company secretary within 4 business days of the transaction.

4.7 ETHICAL STANDARDS CONTINUED

Trading in general Company securities by directors and employees continued

A trading "black-out" will occur during the following times:

- 60 days prior to the release of the half-year and 30 June preliminary financial statements and the dividend announcement;
- 60 days prior to any dividend announcement; and
- 30 days prior to any intending announcement which a reasonable person would expect to have a material effect on the price or value of the Company's shares;

The chairperson may exercise his discretion to permit trading by designated officers in specific circumstances. Such circumstances include financial hardship or circumstances of a personal nature.

This trading policy applies to financial products issued or created over the Company's shares by third parties but does not prohibit designated officers from entering into a transaction in associated products which operate to limit the economic risk of their shareholdings in the Company.

The board recognises the benefits of equity participation by employees and directors and encourages employees and directors to acquire equity in the company in the appropriate circumstances.

4.8 COMMUNICATION WITH SHAREHOLDERS

The board provides shareholders with information using a Continuous Disclosure Policy which includes identifying matters that may have a material effect on the price of the Company's securities, notifying them to the Australian Stock Exchange ("ASX"), posting them on the Company's website, and issuing media releases. In summary the Continuous Disclosure Policy operates as follows:

- the chief executive officer, chief financial officer and company secretary are responsible for interpreting the company's policy and where necessary informing the board. The company secretary is responsible for all communications with the ASX;
- the annual report is distributed to all shareholders and the ASX;
- the half-year report contains summarised financial information and a review of operations of the consolidated entity during the period. The half-year reviewed report is lodged with the Australian Securities and Investment Commission and the ASX, and sent to any shareholder who requests it;
- proposed major changes in the consolidated entity which may impact on share ownership rights are submitted to a vote of shareholders;
- all announcements made to the market are placed on the Company's website after they are released to the ASX;
- information provided to analysts or the media during briefings are released to the ASX;
- notices of the annual general meeting and other meetings of members are sent to all shareholders; and
- the external auditor attends the annual general meetings to answer questions concerning the conduct of the audit, the preparation and content of the auditor's report, accounting policies adopted by the Company and the independence of the auditor in relation to the conduct of the audit.

The board encourages full participation of shareholders at the Annual General Meeting, to ensure a high level of accountability and identification with the consolidated entity's strategy and goals.

The shareholders are requested to vote on the appointment and aggregate remuneration of directors, the Remuneration report and changes to the Constitution. Copies of the Constitution are available to any shareholder who requests it.

5. COMPARATIVE PERIOD

On 1 July 2005 the Company acquired all of the issued shares in Impact Funding Limited. Pursuant to AASB 3 Business Combinations, this transaction is treated as a reverse acquisition such that it is accounted for as if Impact Funding Limited acquired the Company. Consequently the information shown in the comparative period in the consolidated financial statements is that of Impact Funding Limited (consolidated) and not that of the Company (consolidated).

6. PRINCIPAL ACTIVITIES

The principal activity of the consolidated entity during the course of the financial year was pre-settlement lending to claimants awaiting settlement of injuries, matrimonial or estate litigation in Australia and the United Kingdom.

On 1 July 2005, Impact Capital Limited acquired all of the issued shares in Impact Funding Limited. This acquisition completed the transition from a loss making cleaning products company to a market leader in pre-settlement lending.

On 19 June 2006, the Company sold all of the shares in its subsidiary Impact Funding (UK) Limited, a subsidiary based in the United Kingdom (see Note 7 to the financial statements) for cash consideration together with an investment in Impact Holding (UK) Plc (formerly Nanotech Energy Plc). The Company committed to a plan to sell this subsidiary due to a strategic decision in March 2006 to concentrate its resources on the Australian market whilst retaining the opportunity for growth through a reduced investment in a company that is predicted to be a dominant lender in the UK pre-settlement lending market.

There were no other significant changes in the nature of the activities of the consolidated entity during the year.

7. REVIEW OF OPERATIONS

Overview of the consolidated entity

On 1 July 2005 the Company acquired all of the issued shares in Impact Funding Limited. Pursuant to AASB 3 this transaction is treated as a reverse acquisition such that it is accounted for as if Impact Funding Limited acquired the Company. Consequently the information disclosed in this review for the 2005 financial year is that of Impact Funding Limited and its controlled entities and not that of the Company.

Impact Funding Limited was incorporated on 17 May 2004. Consequently this review covers only the financial years ended 30 June 2005 and 2006. The net profit amount for 2005 and 2006 were calculated in accordance with Australian equivalents to IFRS (AIFRS).

Review of financial performance and position

Consolidated operating profit

For the year ended 30 June 2006 the group achieved a consolidated profit attributable to members of $1.8 million. This result is up significantly on the loss of $0.8 million achieved in the corresponding period and includes the net loss after tax from operations and net gain after tax from disposal of the wholly owned subsidiary Impact Funding (UK) Limited totalling $1.7 million.

Profit from continuing operations

The consolidated profit after tax from continuing operations of $0.1 million is up from the loss of $0.2 million in the previous corresponding period and is inclusive of a number of non-recurring expenses including loan documentation fees of $0.2 million and a post-employment payment to a director of $0.1 million.

Consolidated interest income from continuing operations has increased by 231% to $3.5 million over the previous corresponding period and is directly attributable to the growth in consolidated loans and advances from $6.1 million to $17.2 million over the same period.

Consolidated interest expense from continuing operations has increased by $0.6 million over the previous corresponding period as the business has sufficiently grown over this period to support the preferred debt funding model. In May 2006 a $15 million debt facility was obtained from a major financial institution at a lower weighted average cost.

The increase in the impairment expense over the previous corresponding period of 292% to $0.3 million is consistent with the growth in consolidated loans and advances however only $0.02 million of the impairment provision has been utilised during the year.

Other expenses have increased over the previous corresponding period in line with management's expectations and corresponds to the growth of the business.

Review of financial performance and position

Capital structure and gearing

As consideration for the acquisition of Impact Funding Limited, the Company issued 36,700,000 ordinary shares to the shareholders of that company. Subsequent to this the Company has issued a further 24,451,070 ordinary shares pursuant to prospectuses and to sophisticated investors. The total number of shares on issue at 30 June 2006 was 65,153,118.

7. REVIEW OF OPERATIONS CONTINUED

Review of financial performance and position continued

Capital structure and gearing (continued)

Interest bearing debt at the end of the financial year was $8.4 million which represents 29% of book assets or 43% of equity. Subsequent to the end of the financial year the Company has issued notices to redeem all of the remaining convertible notes.

Consolidated net assets

Consolidated net assets have increased from $4.8 million to $19.4 million. As a result of the disposal of Impact Funding (UK) Limited, the group now holds an equity interest of $3.2 million and options valued at $0.4 million in the purchaser, Impact Holdings (UK) Plc. As this interest was acquired in June 2006 no equity accounted profits have been included in these consolidated results.

Shareholder returns

In the prior year report it was stated that it was unlikely that the Company would be in a position to make a dividend payment in its inaugural year in the business of pre-settlement lending. Despite the significant profit achieved in this year the directors believe that retention of these funds to support the continuing expansion of the business will ensure an improved and consistent return to shareholders over the longer term. It is expected that the Company will pay its maiden dividend in the financial year to 30 June 2007.

Significant changes in the state of affairs

On 1 July 2005, Impact Capital Limited acquired all of the issued shares in Impact Funding Limited. This acquisition completed the transition from a loss making cleaning products company to a market leader in pre-settlement lending.

During the year consolidated contributed equity increased as a result of share and rights issues totalling $12 million. Consolidated interest-bearing borrowings also increased by $6.5 million. Monies from both sources were used to fund the substantial growth in loans and advances achieved during the year.

On 19 June 2006, the Company sold all of the shares in its subsidiary Impact Funding (UK) Limited. As a part of the sale consideration the Company received 21% of the issued capital and 3.4 million options over ordinary shares in the purchaser, Impact Holdings (UK) Plc (formerly Nanotech Energy Plc), a company listed on the London Stock Exchange's Alternative Investment Market (AIM) (refer note 7).

Impact Holdings (UK) Plc will continue to pursue the business of disbursement funding in the United Kingdom.

8. DIVIDENDS

No dividends were paid or declared during the year.

9. EVENTS SUBSEQUENT TO REPORTING DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

10. LIKELY DEVELOPMENTS

The consolidated entity will continue to pursue its policy of increasing the profitability and market share of its business segment within Australia during the next financial year. Additional financing strategies will be embarked upon as and when required to support this policy.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

11. DIRECTORS' INTERESTS

The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report is as follows:

	IMPACT CAPITAL LIMITED	
	ORDINARY SHARES	OPTIONS OVER ORDINARY SHARES
K Rich	100,000	-
R Templeton	1,802,300	-
L Litzow	2,550,000	-
J Laurie	30,250	-

12. INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS

The Company has agreed to indemnify its directors and the directors of its controlled entities against any liability to another person (other than the Company or a related body corporate) that may arise from their position as directors of the company and as directors of its controlled entities, except where the liability arises out of conduct involving a lack of good faith. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

The company has no insurance policy and has paid no premiums in respect of directors' and officers' liability and legal expenses. The company has also not entered into any agreement with their current auditors, KPMG, indemnifying against claims from third parties arising from their report on the annual report, or their position as auditor.

13. NON-AUDIT SERVICES

During the year KPMG, the Company's auditor, has performed certain other services in addition to their statutory duties.

The board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by resolution of the audit committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 *Professional independence*, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

13. NON-AUDIT SERVICES CONTINUED

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are set out below. In addition, amounts paid to other auditors for the statutory audit have been disclosed:

	CONSOLIDATED	
In AUD	2006	2005
Audit services:		
Auditors of the Company		
audit and review of financial reports (KPMG Australia)	84,536	35,000
audit and review of financial reports (Overseas KPMG firms)	21,686	-
	106,222	35,000
Other auditors:		
audit and review of financial reports (non-KPMG firms)	-	-
	106,222	35,000
Services other than statutory audit:		
Other assurance services		
AIFRS accounting services (KPMG Australia)	34,914	-
other accounting services (KPMG Australia)	-	10,000
Other services		
taxation compliance services (KPMG Australia)	10,000	-
taxation compliance services (Overseas KPMG firms)	-	-
	44,914	10,000

14. LEAD AUDITOR'S INDEPENDENCE DECLARATION

The Lead auditor's independence declaration is set out on page 30 and forms part of the directors' report for the financial year ended 30 June 2006.

This report is made with a resolution of the directors:

Kenneth Rich

Director

Dated at Brisbane this eighth day of September 2006.

KPMG

LEAD AUDITOR'S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of Impact Capital Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

- no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Jillian Richards

Jillian B Richards

Partner

Brisbane

Eighth day of September 2006

IMPACT CAPITAL LIMITED
FINANCIAL STATEMENTS 2006

INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Interest income		3,487,029	1,053,471	2,334,191	-
Interest expense		(653,631)	(48,740)	(727,873)	-
Net interest income		2,833,398	1,004,731	1,606,318	-
Other income	3	527	-	181,443	-
Employee benefits expense		(988,730)	(265,130)	(1,106,939)	-
Depreciation and amortisation expense		(19,128)	(6,479)	(7,304)	-
Impairment of loans and advances		(329,518)	(83,953)	(296,262)	-
Loan documentation expenses		(188,819)	-	(188,819)	-
Marketing expenses		(504,933)	(602,887)	(383,414)	-
Occupancy expenses		(69,338)	(23,273)	(51,230)	-
General and administrative expenses		(553,134)	(278,673)	(643,046)	-
Other operating expenses	4	(116,090)	(24,220)	(22,278)	-
Profit / (loss) before tax		64,235	(279,884)	(911,531)	-
Income tax (expense) / benefit	6	23,966	63,399	341,536	-
Profit / (loss) after tax but before profit / (loss) of discontinued operation and gain / (loss) on discontinued operation		88,201	(216,485)	(569,995)	-
Profit / (loss) of discontinued operation and gain (loss) on sale of discontinued operation, net of tax	7	1,712,406	(540,124)	2,159,417	(1,241,552)
Profit / (loss) for the year		1,800,607	(756,609)	1,589,422	(1,241,552)

Earnings / (loss) per share attributable to the ordinary equity holders of the company:			
Basic earnings / (loss) per share from continuing operations	8	0.002	(0.006)
Diluted earnings / (loss) per share from continuing operations	8	0.002	(0.006)

The income statements are to be read in conjunction with the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN EQUITY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY ATTRIBUTABLE TO HOLDERS OF THE PARENT FOR THE YEAR ENDED 30 JUNE 2005

In AUD	ISSUED CAPITAL	RETAINED PROFITS/ (ACCUMULATED LOSSES)	TRANSLATION RESERVE	TOTAL EQUITY
Opening balance at 1 July 2004	-	-	-	-
Foreign exchange translation differences	-	-	(11,920)	(11,920)
Total non-profit items recognised directly in equity	-	-	(11,920)	(11,920)
Net profit / (loss) for the year	-	(756,609)	-	(756,609)
Total recognised income and expense for the year	-	(756,609)	(11,920)	(768,529)
Issue of share capital	5,578,805	-	-	5,578,805
Closing balance at 30 June 2005	5,578,805	(756,609)	(11,920)	4,810,276

Amounts are stated net of tax

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY ATTRIBUTABLE TO HOLDERS OF THE PARENT FOR THE YEAR ENDED 30 JUNE 2006

In AUD	ISSUED CAPITAL	RETAINED PROFITS / (ACCUMULATED LOSSES)	TRANSLATION RESERVE	TOTAL EQUITY
Opening balance at 1 July 2005	5,578,805	(756,609)	(11,920)	4,810,276
Foreign exchange translation differences	-	-	292,613	292,613
Amounts reclassified to profit upon disposal of foreign operation	-	-	(280,693)	(280,693)
Total non-profit items recognised directly in equity	-	-	11,920	11,920
Net profit for the year	-	1,800,607	-	1,800,607
Total recognised income and expense for the year	-	1,800,607	11,920	1,812,527
Issue of share capital	12,954,556	-	-	12,954,556
Notional shares issued	524,398	-	-	524,398
Share issue costs – net of tax	(696,662)	-	-	(696,662)
Closing balance at 30 June 2006	18,361,097	1,043,998	-	19,405,095

Amounts are stated net of tax

The statements of changes in equity are to be read in conjunction with the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN EQUITY >> CONTINUED

COMPANY STATEMENT OF CHANGES IN EQUITY ATTRIBUTABLE TO HOLDERS OF THE PARENT FOR THE YEAR ENDED 30 JUNE 2005

In AUD	ISSUED CAPITAL	RETAINED PROFITS / (ACCUMULATED LOSSES)	TOTAL EQUITY
Opening balance at 1 July 2004	7,512,275	(6,700,696)	811,579
Net profit / (loss) for the year	-	(1,241,552)	(1,241,552)
Total recognised income and expense for the year	-	(1,241,552)	(1,241,552)
Closing balance at 30 June 2005	7,512,275	(7,942,248)	(429,973)

Amounts are stated net of tax

COMPANY STATEMENT OF CHANGES IN EQUITY ATTRIBUTABLE TO HOLDERS OF THE PARENT FOR THE YEAR ENDED 30 JUNE 2006

In AUD	ISSUED CAPITAL	RETAINED PROFITS / (ACCUMULATED LOSSES)	TOTAL EQUITY
Opening balance at 1 July 2005	7,512,275	(7,942,248)	(429,973)
Net profit for the year	-	1,589,422	1,589,422
Total recognised income and expense for the year	-	1,589,422	1,589,422
Issue of share capital	17,764,832	-	17,764,832
Share issue costs – net of tax	(696,662)	-	(696,662)
Closing balance at 30 June 2006	24,580,445	(6,352,826)	18,227,619

Amounts are stated net of tax

The statements of changes in equity are to be read in conjunction with the accompanying notes to the financial statements.

BALANCE SHEETS

AS AT 30 JUNE 2006

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Assets					
Cash and cash equivalents	9	1,603,737	362,802	1,598,792	777,131
Trade and other receivables	10	3,836,220	324,921	3,397,665	1,574,923
Inventories	11	-	-	-	1,666
Net loans and advances	12	16,777,659	6,007,135	15,090,535	-
Investments	13	422,447	-	12,679,892	-
Investments accounted for using the equity method	14	3,240,252	-	-	-
Deferred tax assets	15	395,796	66,012	351,643	-
Property, plant and equipment	16	33,853	57,790	36,572	-
Intangible assets	17	1,001,906	23,759	48,958	-
Other assets	18	1,340,553	53,138	1,340,553	14,900
Total assets		28,652,423	6,895,557	34,544,610	2,368,630
Liabilities					
Trade and other payables	19	431,924	153,677	7,508,131	236,162
Interest-bearing loans and borrowings	20	8,407,550	1,927,171	8,407,550	2,562,441
Income tax payable	21	387,393	-	380,849	-
Employee benefits	22	20,461	4,433	20,461	-
Total liabilities		9,247,328	2,085,281	16,316,991	2,798,603
Net assets		19,405,095	4,810,276	18,227,619	(429,973)
Equity					
Issued capital		18,361,097	5,578,805	24,580,445	7,512,275
Reserves		-	(11,920)	-	-
Retained profits / (accumulated losses)		1,043,998	(756,609)	(6,352,826)	(7,942,248)
Total equity		19,405,095	4,810,276	18,227,619	(429,973)

The balance sheets are to be read in conjunction with the accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Cash flows from operating activities					
Interest and fees received		2,638,346	740,342	1,097,387	17,091
Interest paid		(1,014,211)	(48,740)	(830,030)	(13,560)
Cash receipts from customers		-	-	-	470,437
Cash paid to suppliers and employees		(3,709,308)	(1,637,171)	(2,305,123)	(1,113,432)
(Increase)/decrease in operating assets		(2,085,173)	(945,569)	(2,037,766)	(639,464)
Net funds advanced to clients		(16,240,438)	(6,091,088)	(14,987,592)	-
Net cash from operating activities	28	(18,325,611)	(7,036,657)	(17,025,358)	(639,464)
Cash flows from investing activities					
Proceeds from sale of property, plant and equipment		1,100	-	-	31,085
Proceeds from disposal of subsidiary, net of cash disposed	7	2,101,942	-	2,205,178	-
Cash acquired on reverse acquisition	27	777,131	-	-	-
Acquisition of property, plant and equipment	16	(70,251)	(65,901)	(40,823)	-
Acquisition of intangible assets	17	(33,313)	(28,696)	(52,011)	-
Payments for other assets	18	(1,194,103)	-	(1,194,103)	-
Loans to controlled entities		-	-	(471,768)	(66,251)
Loans to related parties		(370,461)	-	(370,461)	(1,542,816)
Net cash from investing activities		1,212,045	(94,597)	76,012	(1,577,982)
Cash flows from financing activities					
Proceeds from the issue of share capital		11,439,325	5,578,805	11,439,325	-
Proceeds from the issue of convertible notes	20	11,005,005	-	6,000,000	-
Redemption of convertible notes	20	(7,346,000)	-	(2,620,000)	-
Proceeds of borrowings	20	8,845,676	1,842,816	5,720,000	2,562,441
Repayment of borrowings	20	(5,301,000)	-	(2,551,000)	(38,276)
Payment of transaction costs	20	(217,318)	-	(217,318)	-
Net cash from financing activities		18,425,688	7,421,621	17,771,007	2,524,165
Net increase in cash and cash equivalents		1,312,122	290,367	821,661	306,719
Cash and cash equivalents at 1 July		278,447	-	777,131	470,412
Effect of exchange rate fluctuations on cash held		13,168	(11,920)	-	-
Cash and cash equivalents at 30 June	9	1,603,737	278,447	1,598,792	777,131

The statements of cash flows are to be read in conjunction with the accompanying notes to the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Impact Capital Limited (the 'Company') is a company domiciled in Australia. The consolidated financial report of the Company for the financial year ended 30 June 2006 comprise the accounting parent (being Impact Funding Limited) and its subsidiaries (together referred to as the 'consolidated entity') and the consolidated entity's interest in associates.

The financial report was authorised for issue by the directors on 8 September 2006.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. International Financial Reporting Standards ('IFRSs') form the basis of Australian Accounting Standards ('AASBs') adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS ('AIFRS') to distinguish from previous Australian GAAP. The financial reports of the consolidated entity and the Company also comply with IFRSs and interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity's first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and IFRS, and AASB 1 *First-Time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in Note 32.

(b) Basis of preparation

(i) Reverse acquisition accounting

The consolidated financial statements have been prepared using reverse acquisition accounting. As a consequence of applying reverse acquisition accounting, the consolidated results comprise the results of Impact Funding Limited consolidated group plus those of Impact Capital Limited from 1 July, 2005, the date of the reverse acquisition. The consolidated results for 2005 financial year comprise the results of the Impact Funding Limited consolidated group. The Company results for 2005 financial year comprise the results of Impact Capital Limited.

In reverse acquisition accounting, the cost of the business is deemed to have been incurred by the legal subsidiary (the acquirer for accounting purposes) in the form of equity instruments issued to the owners of the legal parent (the acquiree for accounting purposes).

The consolidated financial statements prepared following the reverse acquisition are issued in the name of the Impact Capital Limited as legal parent, but represent a consolidation of the financial statements of Impact Funding Limited as the legal subsidiary and its controlled entities as follows:

- the assets and liabilities of Impact Funding Limited are recognised and measured in the consolidated financial statements at their pre-combination carrying amounts;
- the retained earnings and other equity balances recognised in the consolidated financial statements are the retained earnings and other equity balances of Impact Funding Limited immediately before the business combination; and
- the amount recognised as issued equity instruments are determined by adding to the issued equity of the Impact Funding Limited immediately before the business combination, the cost of the combination.

(ii) Accounting standards and amendments

The financial report is presented in Australian dollars. The entity has elected to early adopt the following accounting standards and amendments as at transition date:

- AASB 119 *Employee Benefits* (December 2004).
- AASB 2004-3 *Amendments to Australian Accounting Standards (December 2004)* amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004)*, AASB 101 *Presentation of Financial Statements* and AASB 124 *Related Party Disclosures.*
- AASB 2005-1 *Amendments to Australian Accounting Standards (May 2005)* amending AASB 139 *Financial Instruments: Recognition and Measurement.*
- AASB 2005-3 *Amendments to Australian Accounting Standards (June 2005)* amending AASB 119 *Employee Benefits (either July or December 2004).*

1. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(b) Basis of preparation continued

(ii) Accounting standards and amendments (continued)

- AASB 2005-4 *Amendments to Australian Accounting Standards (June 2005)* amending AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004)*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts.*
- AASB 2005-5 *Amendments to Australian Accounting Standards (June 2005)* amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004)*, and AASB 139 *Financial Instruments: Recognition and Measurement.*
- AASB 2005-6 *Amendments to Australian Accounting Standards (June 2005)* amending AASB 3 *Business Combinations*
- AASB 2006-1 *Amendments to Australian Accounting Standards (January 2006)* amending AASB 121 *The Effects of Changes in Foreign Exchange Rates (July 2004).*

The impact of early adoption is set out in Note 32.

The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:z

- AASB 7 *Financial instruments: Disclosure (August 2005)* replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007.
- AASB 2005-9 *Amendments to Australian Accounting Standards (September 2005)* requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006
- AASB 2005-10 *Amendments to Australian Accounting Standards (September 2005)* makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt these standards and amendments in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and amendment are concerned only with disclosures.

The Company and the consolidated entity are currently evaluating the impact that the initial application of AASB 2005-9 may have on the financial statements.

The financial report is prepared on the historical cost basis except for derivative financial instruments which are stated at fair value.

(iii) Judgements, estimates and assumptions

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in Note 1(z).

1. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(b) Basis of preparation continued

(iv) Application

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report.

The accounting policies have been applied consistently by all entities in the consolidated entity.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

(ii) Associates

Associates are those entities in which the consolidated entity has significant influence, but not control, over the financial and operating policies. The consolidated financial statements includes the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

In the Company's financial statements, investments in associates are carried at cost.

(iii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Unrealised gains arising from transactions with associates are eliminated to the extent of the consolidated entity's interest in the entity with adjustments made to the 'Investment in associates' and 'Share of associates net profit' accounts.

Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the associate, when the consolidated entity's interest in such entities is disposed of.

(d) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

1. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(d) Foreign currency continued

(iii) Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to translation reserve. They are released into the income statement upon disposal.

(e) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy (l)).

(ii) Subsequent costs

The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The range of depreciation rates used for each class of asset, in the current and comparative periods, are as follows:

- furniture and fittings 7.5 – 30%
- office equipment 11 – 40%
- motor vehicles 20%

The residual value, if not insignificant, is reassessed annually.

(f) Intangible assets

(i) Goodwill

Business combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment (see accounting policy (l)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

(ii) Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (l)).

Expenditure on internally generated goodwill and brands is recognised in the income statements as an expense as incurred.

(iii) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

1. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(f) Intangible assets continued

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use.

The estimated useful lives in the current and comparative periods are as follows:

- computer software 2.5 to 5 years

(g) Trade and other receivables

Current accounting policy

Trade and other receivables are stated at their amortised cost less impairment losses (see accounting policy (l)).

Comparative period policy

Trade and other receivables are carried at invoiced amounts. The collectability of debts is assessed at reporting date and specific provision is made for any doubtful amounts. Bad debts are written off as incurred.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(i) Net loans and advances

Loans and advances are recognised at amortised cost.

(j) Loan provisioning

Current accounting policy

All loans are subject to continuous management review to assess if there is any indication of impairment. If any such indication exists, the recoverable amount of the loan or group of loans is estimated (see accounting policy (l)(i)).

Comparative period policy

Loans and advances are recognised at recoverable amount, after assessing required provisions for impairment.

Impairment of a loan is recognised when there is reasonable doubt that not all the principal and interest can be collected in accordance with the terms of the loan agreement. Impairment is assessed by specific identification in relation to individual loans and by estimation of expected losses in relation to loan portfolios where specific identification is impracticable. Bad debts are written off when identified.

An amount equal to 1% of each new loan is provided for as an expense in the month that the loan is advanced.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalent for the purpose of the statement of cash flows.

1. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(l) Impairment

Current accounting policy

The carrying amounts of the consolidated entity's assets, other than inventories (see accounting policy (h)) and deferred tax assets (see accounting policy (u)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy l(i)).

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

(i) Calculation of recoverable amount

The recoverable amount of the consolidated entity's receivables, loans and advances carried at amortised cost, is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables, loans and advances is not recognised until objective evidence is available that a loss event has occurred. Significant items are individually assessed for impairment. Impairment testing of significant items not assessed as impaired individually, is performed by placing them into portfolios of significant items with similar risk profiles and undertaking a collective assessment of impairment. Non-significant items are not individually assessed. Instead, impairment testing is performed by placing non-significant items in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance sheet date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of a receivable, loan or advance carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(iii) De-recognition of financial assets and liabilities

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired
- the consolidated entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party; or
- the consolidated entity has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

1. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(l) Impairment continued

(iii) De-recognition of financial assets and liabilities (continued)

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the income statement.

Comparative period policy – impairment and de-recognition

The carrying amounts of non-current financial assets other than loans and advances, valued on the cost basis, were reviewed to determine whether they were in excess of their recoverable amount at the reporting date. If the carrying amount of a non-current financial asset exceeded its recoverable amount, the financial asset was written down to the lower amount. The write-down was expensed in the reporting period in which it occurred.

Where a group of assets working together supported the generation of cash inflows, the recoverable amount was assessed in relation to that group of assets.

In assessing recoverable amounts of non-current financial assets, the relevant cash flows were not discounted to their present values.

Impairment losses were reversed through the profit and loss but only to the extent of the original cost.

An asset was de-recognised when the contractual right to receive or exchange cash no longer existed. A liability was de-recognised when the contractual obligation to deliver or exchange cash no longer existed.

(m) Share capital

(i) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(ii) Transaction costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(n) Convertible notes

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Based on the current interest rates for similar liabilities without a conversion option, the equity component is not considered to be material and the convertible notes on issue have been classified in total as a financial liability. The interest expense recognised in the income statement is calculated using the effective interest method.

(o) Interest-bearing borrowings

Current accounting policy

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Comparative period policy

Loans are recognised at their principal amount. Interest is accrued at the contracted rate.

1. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(p) Employee benefits

(i) Defined contribution superannuation funds

Obligations for contributions to defined contribution superannuation funds are recognised as an expense in the income statement as incurred.

(ii) Wages, salaries, annual leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date, are calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, are expensed based on the net marginal cost to the consolidated entity as the benefits are taken by the employees.

(q) Trade and other payables

Current accounting policy

Trade and other payables are stated at their amortised cost. Trade payables are non-interest bearing and are normally settled on 30-day terms.

Comparative period policy

Trade and other payables are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received whether or not billed to the company.

(r) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(s) Revenue

(i) Interest income

Interest income, including fees that are an integral part of the effective interest rate of a financial instrument, is brought to account on an accruals basis, using the effective interest rate method.

(ii) Dividend income

Dividends from controlled entities are recognised by the parent entity when declared by the controlled entities.

(t) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

(ii) Interest expense

Interest expense is calculated using the effective interest method. Borrowing costs are expensed as incurred and included in interest expense.

1. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(u) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Company is the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly owned subsidiaries. The implementation date of the tax-consolidations system for the tax-consolidated group is 1 July 2005.

The current and deferred tax amounts for the tax-consolidated group are allocated among the entities in the group using a "stand-alone taxpayer" approach whereby each entity in the tax-consolidated group measures its current and deferred taxes as if it continued to be a separately taxable entity in its own right. Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the Company's balance sheet and their tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax-consolidated group are recognised in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution to or distribution from the subsidiary. Distributions firstly reduce the carrying amount of the investment in the subsidiary and are then recognised as revenue.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised. Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from subsidiaries are recognised by the head entity only.

Nature of tax funding arrangements and tax sharing arrangements

The members of the tax-consolidated group intend to enter into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to / from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The tax funding agreement has been drafted but is the subject of a final review by management prior to signing by directors. The accounting treatment adopted in these financial statements assumes that this tax funding agreement is in place.

The members of the tax-consolidated group also intend to enter into a valid Tax Sharing Agreement under the tax consolidation legislation which sets out the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations and the treatment of entities leaving the tax-consolidated group. This agreement has also been drafted and is the subject of a final review by management prior to signing by the directors.

No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

2. SEGMENT REPORTING CONTINUED

Geographical Segments

	AUSTRALIA		UNITED KINGDOM (DISCONTINUED)		UNITED KINGDOM (CONTINUING)		ELIMINATIONS		CONSOLIDATED		LESS: UNITED KINGDOM (DISCONTINUED)		CONSOLIDATED (CONTINUING OPERATIONS)	
In AUD	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income:														
Net interest income:														
External interest income	3,487,029	1,053,471	525,889	6,290	-	-	-	-	4,012,918	1,059,761	525,889	6,290	3,487,029	1,053,471
External interest expense	(653,631)	(48,740)	(258,424)	-	-	-	-	-	(912,055)	(48,740)	(258,424)	-	(653,631)	(48,740)
Net interest income from external sources	2,833,398	1,004,731	267,465	6,290	-	-	-	-	3,100,863	1,011,021	267,465	6,290	2,833,398	1,004,731
Inter-segmental net interest	160,610	-	(160,610)	-	-	-	-	-	-	-	-	-	-	-
Total income after interest expense	2,994,008	1,004,731	106,855	6,290	-	-	-	-	3,100,863	1,011,021	267,465	6,290	2,833,398	1,004,731
Segment result	364,477	(217,757)	(1,081,161)	(542,737)	-	-	-	-	(716,684)	(760,494)	(1,081,161)	(542,737)	364,477	(217,757)
Unallocated expenses									(300,242)	(62,127)	-	-	(300,242)	(62,127)
Profit / (loss) before tax									(1,016,926)	(822,621)	(1,081,161)	(542,737)	64,235	(279,884)
Income tax benefit / (expense)									142,078	66,012	118,112	2,613	23,966	63,399
Gain on sale of discontinued operation									3,171,099	-	3,171,099	-	-	-
Income tax benefit / (expense)									(495,644)	-	(495,644)	-	-	-
Gain on sale of discontinued operation, net of tax									2,675,455	-	2,675,455	-	-	-
Profit / (loss) for the period									1,800,607	(756,609)	1,712,406	(540,124)	88,201	(216,485)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

>> CONTINUED

2. SEGMENT REPORTING CONTINUED

Geographical Segments (continued)

	AUSTRALIA		UNITED KINGDOM (DISCONTINUED)		UNITED KINGDOM (CONTINUING)		ELIMINATIONS		CONSOLIDATED		LESS: UNITED KINGDOM (DISCONTINUED)		CONSOLIDATED (CONTINUING OPERATIONS)	
In AUD	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Segment assets	24,061,809	6,579,308	532,119	316,249	422,447	-	-	-	25,016,375	6,895,557	532,119	316,249	24,061,809	6,579,308
Investment in associates	-	-	-	-	3,240,252	-	-	-	3,240,252	-	-	-	3,662,699	-
Unallocated assets									395,796	-	-	-	395,796	-
Total assets									28,652,423	6,895,557	532,119	316,249	28,120,304	6,579,308
Segment liabilities	8,859,935	2,051,114	-	34,167	-	-	-	-	8,859,935	2,085,281	-	34,167	8,859,935	2,051,114
Unallocated liabilities					-		-		387,393	-	-	-	387,393	-
Total liabilities									9,247,328	2,085,281	-	34,167	9,247,328	2,051,114
Cash flows from operating activities	(12,497,398)	(6,486,826)	(5,828,213)	(549,831)	-	-	-	-	(18,325,611)	(7,036,657)	(5,828,213)	549,831	(12,497,398)	(6,486,826)
Cash flows from investing activities	(839,020)	(887,194)	2,051,065	(41,529)	-	-	-	834,126	1,212,045	(94,597)	2,051,065	41,529	(839,020)	(53,068)
Cash flows from financing activities	12,687,372	7,421,621	5,738,316	822,206	-	-	-	(822,206)	18,425,688	7,421,621	5,738,316	822,206	12,687,372	7,421,621
Capital expenditure	52,687	53,068	50,877	41,529	-	-	-	-	103,564	94,597	50,877	41,529	52,687	53,068
Impairment losses	329,518	83,953	39,618	-	-	-	-	-	369,136	83,953	39,618	-	329,518	83,953

Business Segments

Impact Capital Limited and its controlled entities operate wholly in the pre-settlement lending market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
>> CONTINUED

3. OTHER INCOME

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Net gain on disposal of property, plant and equipment		527	-	-	-
Net foreign exchange gain		-	-	181,443	-
		527	-	181,443	-

4. OTHER EXPENSES

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Net foreign exchange loss		71,888	-	-	-
Other expenses		44,202	24,220	22,278	-
		116,090	24,220	22,278	-

5. AUDITORS' REMUNERATION

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Audit services					
Auditors of the Company					
KPMG Australia:					
Audit and review of financial reports		84,536	35,000	84,536	-
Overseas KPMG Firms:					
Audit and review of financial reports		21,686	-	-	-
		106,222	35,000	84,536	-
Other auditors					
Audit and review of financial reports		-	-	-	27,000
		106,222	35,000	84,536	27,000
Other services					
Auditors of the Company					
KPMG Australia:					
Other assurance services		34,914	10,000	34,917	-
Taxation services		10,000	-	10,000	-
		44,914	10,000	44,917	-

6. INCOME TAX EXPENSE

Recognised in the income statement

In AUD	NOTE	CONSOLIDATED 2006	CONSOLIDATED 2005	THE COMPANY 2006	THE COMPANY 2005
Current tax expense / (benefit)					
Current year		444,493	-	190,895	-
Adjustments for prior years		-	-	-	-
		444,493	-	190,895	-
Deferred tax expense / (benefit)					
Origination and reversal of temporary differences		(90,927)	(66,012)	(112,786)	-
	15	(90,927)	(66,012)	(112,786)	-
Total income tax expense / (benefit) in income statement		353,566	(66,012)	78,109	-
Attributable to:					
Continuing operations		(23,966)	(63,399)	(341,536)	-
Discontinuing operations		377,532	(2,613)	419,645	-
		353,566	(66,012)	78,109	-

Numerical reconciliation between tax expense and pre-tax net profit

In AUD	NOTE	CONSOLIDATED 2006	CONSOLIDATED 2005	THE COMPANY 2006	THE COMPANY 2005
Profit / (loss) before tax - continuing operations		64,235	(279,884)	(911,531)	-
Profit / (loss) before tax - discontinued operations	7	2,089,938	(542,737)	2,579,062	(1,241,552)
Profit / (loss) before tax		2,154,173	(822,621)	1,667,531	(1,241,552)
Income tax using the domestic corporation tax rate of 30% (2005: 30%)		646,252	(246,786)	500,259	(372,466)
Increase in income tax expense due to:					
Non-deductible expenses		29,654	2,051	1,811	22,418
Effect of tax losses not recognised		-	178,723	-	350,048
Decrease in income tax expense due to:			-		-
Benefit of timing differences recognised		(72,892)	-	(69,887)	-
Non-assessable gain on sale of discontinued operations	7	(249,448)	-	(354,074)	-
		353,566	(66,012)	78,109	-
Under / (over) provided in prior years		-	-	-	-
Income tax expense / (benefit) on pre-tax net profit / (loss)		353,566	(66,012)	78,109	-

Deferred tax recognised directly in equity

In AUD	NOTE	CONSOLIDATED 2006	CONSOLIDATED 2005	THE COMPANY 2006	THE COMPANY 2005
Relating to share issue costs	15	(238,856)	-	(238,856)	-

7. DISCONTINUED OPERATIONS

As a consequence of applying reverse acquisition accounting, the comparative consolidated information presented below represents the results and cash flows of this discontinued operation as a part of the Impact Funding Limited consolidated group. The Company information represents the results and cash flows of this discontinued operation as a part of Impact Capital Limited.

(a) Sale of Impact Funding (UK) Limited

In June 2006, the consolidated entity sold its subsidiary, Impact Funding (UK) Limited, a separate geographical segment (see note 2). Impact Funding (UK) Limited is reported in this financial report as a discontinued operation.

(i) Financial performance and cash flow information

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Revenue		525,889	6,290	-	-
Expenses		(1,607,050)	(549,027)	-	-
Profit / (loss) before tax		(1,081,161)	(542,737)	-	-
Income tax expense / (benefit)		(118,112)	(2,613)	-	-
Profit / (loss) after income tax of discontinued operations		(963,049)	(540,124)	-	-
Gain on sale of discontinued operation before income tax		3,171,099	-	2,579,062	-
Income tax expense / (benefit)		495,644	-	419,645	-
Gain on sale of discontinued operation after income tax		2,675,455	-	2,159,417	-
Profit/ (loss) from discontinued operations		1,712,406	(540,124)	2,159,417	-
Net cash (outflow) from operating activities		(5,828,213)	(549,831)	-	-
Net cash inflow / (outflow) from investing activities		2,051,065	(41,529)	2,205,178	-
Net cash inflow from financing activities		5,738,316	822,206	-	-
Net increase / (decrease) in cash generated by discontinued operations		**1,961,168**	**(230,846)**	**2,205,178**	-

(ii) Effect of the disposal on individual assets and liabilities

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Cash and cash equivalents		103,235	-	-	-
Trade and other receivables		7,007	-	-	-
Net loans and advances		5,098,622	-	-	-
Investments		-	-	5,284,864	-
Deferred tax asset		2,763	-	-	-
Property, plant and equipment		63,584	-	-	-
Other assets		38,789	-	-	-
Trade and other payables		(2,302)	-	-	-
Interest-bearing loans and borrowings		(1,227,055)	-	-	-
Net identifiable assets and liabilities		**4,084,643**	**-**	**5,284,864**	**-**

7. DISCONTINUED OPERATIONS CONTINUED

(a) Sale of Impact Funding (UK) Limited Continued

(iii) Consideration

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Consideration received or receivable (net of transaction costs):					
Cash		2,512,526	-	2,512,526	-
Other receivable		1,241,228	-	1,241,228	-
Investment in associate	13, 14	3,240,252	-	4,129,129	-
Options in associate	13	422,447		422,447	
Transaction costs		(441,404)	-	(441,404)	
Total net consideration		**6,975,049**	**-**	**7,863,926**	**-**
Consideration received in cash		2,512,526	-	2,512,526	-
Disposal transaction costs paid in cash		(307,348)	-	(307,348)	-
Cash disposed of		(103,236)	-	-	-
Net cash inflow		**2,101,942**	**-**	**2,205,178**	**-**
Reconciled to gain on sale of discontinued operations as follows:					
Net consideration received or receivable		6,975,049	-	7,863,926	-
Net identifiable assets and liabilities		(4,084,643)	-	(5,284,864)	-
Release of translation reserve on disposal		280,693	-	-	-
		3,171,099	**-**	**2,579,062**	**-**

7. DISCONTINUED OPERATIONS CONTINUED

(b) Discontinuation of cleaning products business

In June 2005, the Company abandoned the household cleaning products business, and upon the reverse acquisition of Impact Funding Limited undertook its operating activities being pre-settlement lending.

As a consequence of applying reverse acquisition accounting, the comparative consolidated information presented below represents the discontinued operations of Impact Funding Limited consolidated group and hence does not include the results and cash flows of the discontinuation of the cleaning products business.

The Company information represents the results and cash flows of this discontinued operation as a part of Impact Capital Limited.

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Revenue		-	-	-	445,617
Expenses		-	-	-	(1,687,169)
Loss before tax		-	-	-	(1,241,552)
Income tax expense / (benefit)		-	-	-	-
(Loss) after income tax of discontinued operations		-	-	-	(1,241,552)
Gain on sale of discontinued operation before income tax		-	-	-	-
Income tax expense		-	-	-	-
Gain on sale of discontinued operation after income tax		-	-	-	-
Profit/ (loss) from discontinued operations		**-**	**-**	**-**	**(1,241,552)**
Net cash (outflow) from operating activities		-	-	-	(639,464)
Net cash inflow from investing activities		-	-	-	31,085
Net cash inflow from financing activities		-	-	-	14,098
Net increase / (decrease) in cash generated by discontinued operations		**-**	**-**	**-**	**(594,281)**

8. EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2006 was based on the profit attributable to ordinary shareholders of $1,800,607 (2005: loss of $756,609) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2006 of 49,948,408 (2005: 36,700,000).

AASB 3 *Business Combinations* requires the acquisition by the Company of Impact Funding Limited on 1 July 2005 to be accounted for as a reverse acquisition (refer Note 1(b)). Consistent with this treatment, the weighted average number of ordinary shares for the year ended 30 June, 2005 is the number of ordinary shares issued by the parent (Impact Capital Limited) to the shareholders of the legal subsidiary in the reverse acquisition.

8. EARNINGS PER SHARE CONTINUED

Earnings / (loss) per share is calculated as follows:

Profit / (loss) attributable to ordinary shareholders

		CONSOLIDATED	
In AUD	NOTE	2006	2005
Profit / (loss) attributable to ordinary shareholders		1,800,607	(756,609)

Weighted average number of ordinary shares

Number of shares	NOTE	2006	2005
Issued ordinary shares at 1 July	23	4,002,048	-
Effect of shares issued pursuant to Impact Funding Limited acquisition on 1 July 2005	23	36,700,000	36,700,000
Effect of shares issued in July 2005	23	465,753	-
Effect of shares issued in February 2006	23	7,270,812	-
Effect of shares issued in March 2006	23	1,509,795	-
Weighted average number of ordinary shares at 30 June		49,948,408	36,700,000

The convertible notes recognised as a liability are not considered either ordinary or potential ordinary shares and as they are not dilutive they have not been included in either the basic or diluted earnings per share calculations.

Basic and diluted earnings per share for continuing and discontinuing operations

In AUD (cents)	2006	2005
From continuing operations	0.2	(0.6)
From discontinuing operations	3.4	(1.5)
	3.6	(2.1)

For the financial year ended 30 June 2006, earnings per share for continuing and discontinued operations has been calculated using the same figures as earnings per share, except that the profit for the period used in the calculation is the profit relating to continuing operations of $88,201 (2005: loss of $216,485) and the one relating to discontinued operations of $1,712,406 (2005: loss of $540,124).

9. CASH AND CASH EQUIVALENTS

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Bank balances and call deposits		1,603,737	362,802	1,598,792	777,131
Cash and cash equivalents		1,603,737	362,802	1,598,792	777,131
Bank overdraft repayable on demand		-	(84,355)	-	-
Cash and cash equivalents in the statement of cash flows		1,603,737	278,447	1,598,792	777,131

10. TRADE AND OTHER RECEIVABLES

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Interest receivable		1,712,099	324,921	1,273,544	-
Trade receivables		-	-	-	7,588
Impairment losses		-	-	-	(3,200)
GST receivable		-	-	-	27,719
Other receivables [1]		1,221,541	-	1,221,541	-
Other related parties	29	-	-	-	1,542,816
Associates	29	902,580	-	902,580	-
Controlled entities		-	-	-	194,541
Impairment losses		-	-	-	(194,541)
		3,836,220	324,921	3,397,665	1,574,923

[1] Included in other receivables are amounts due from third parties under the Vendor Placing Agreement which formed a part of sale of Impact Funding (UK) Limited. Subsequent to balance date, one of the third parties withdrew from the placement contract and the Company has undertaken the recovery of these monies through the sale of the underlying shares on market. No impairment is considered necessary as the fair value of the shares less costs to sell is higher than the carrying value.

11. INVENTORIES

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Finished goods – at net realisable value	-	-	-	1,666

12. NET LOANS AND ADVANCES

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Loans and advances				
Pre-settlement	15,015,422	6,091,088	13,226,560	-
Outlay funding	1,268,943	-	1,268,943	-
Other	890,294	-	890,294	-
	17,174,659	**6,091,088**	**15,385,797**	-
Provision for impairment				
Balance at 1 July	83,953	-	-	-
Provisions made during the year	329,518	83,953	296,262	-
Write-offs during the year	(16,471)	-	(1,000)	-
Balance at 30 June	**397,000**	**83,953**	**295,262**	-
Net Loans and advances	**16,777,659**	**6,007,135**	**15,090,535**	-

13. INVESTMENTS

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Investments in controlled entities - at cost	26	-	-	8,128,316	-
Investment in associate - listed shares at cost	14	-	-	4,129,129	-
Options in associate – options at fair value		422,447	-	422,447	-
		422,447	-	12,679,892	-

The market value of the listed shares held in the associate at 30 June 2006 is $7,335,144

In addition to holding ordinary shares in the associate, the Company holds 3.4 million options over ordinary shares. The options are exercisable by the Company at any time in period to 20 June 2016 at an exercise price of 20 pence per option share. These options have been recognised in accordance with the accounting policy stated at note 1(y).

14. INVESTMENT ACCOUNTING FOR USING THE EQUITY METHOD

In the financial statements of the Company, the investment in an associate are accounted for at cost and included with investments (refer to note 13). The consolidated entity accounts for the investment in an associate using the equity method.

The consolidated entity has the following investment in an associate:

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Impact Holdings (UK) Plc	3,240,252	-	-	-

At 30 June 2006 Impact Capital Limited has a 21% (2005: NIL) interest in Impact Holdings (UK) Plc, a company incorporated in the United Kingdom, listed on the London Stock Exchange Alternative Investment Market (AIM) and which is involved in pre-settlement lending in that country. The reporting date for Impact Holdings (UK) Plc is 31 March.

Impact Capital Limited acquired its interest in Impact Holdings (UK) Plc (formerly Nanotech Energy Plc) as part of the consideration received for the sale of its wholly owned subsidiary, Impact Funding (UK) Limited to Impact Holdings (UK) Plc on 19 June 2006.

Due to the limited time period that Impact Holdings (UK) Plc has been an associate of Impact Capital Limited, no share of the profit / (loss) of this company has been recognised within the consolidated accounts. The latest available audited financial statements of Impact Holdings (UK) Plc are for the financial year ended 31 March 2006 and therefore relate to a period prior to Impact Capital Limited's investment.

15. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

CONSOLIDATED	ASSETS		LIABILITIES		NET	
In AUD	2006	2005	2006	2005	2006	2005
Provision for impairment of loans and advances	119,100	25,186	-	-	119,100	25,186
Accrued expenses	44,801	16,113	-	-	44,801	16,113
Employee benefits	5,967	2,226	-	-	5,967	2,226
Amortisable expenditure	34,382	16,125	-	-	34,382	16,125
Share issue costs	238,856	-	-	-	238,856	-
Unrealised foreign exchange gain	-	-	(54,433)	-	(54,433)	-
Other items	9,958	6,491	(2,835)	(129)	7,123	6,362
Tax assets / (liabilities)	453,064	66,141	(57,268)	(129)	395,796	66,012
Set off of tax	(57,268)	(129)	57,268	129	-	-
Net tax assets / (liabilities)	395,796	66,012	-	-	395,796	66,012

THE COMPANY	ASSETS		LIABILITIES		NET	
In AUD	2006	2005	2006	2005	2006	2005
Provision for impairment of loans and advances	88,579	-	-	-	88,579	-
Accrued expenses	44,801	-	-	-	44,801	-
Employee benefits	5,969	-	-	-	5,969	-
Amortisable expenditure	23,826	-	-	-	23,826	-
Share issue costs	238,856	-	-	-	238,856	-
Unrealised foreign exchange gain	-	-	(54,433)	-	(54,433)	-
Other items	6,880	-	(2,835)	-	4,045	-
Tax (assets) / liabilities	408,911	-	(57,268)	-	351,643	-
Set off of tax	(57,268)	-	57,268	-	-	-
Net tax (assets) / liabilities	351,643	-	-	-	351,643	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED				THE COMPANY				
IN AUD	FURNITURE & FITTINGS	OFFICE EQUIP-MENT	MOTOR VE-HICLES	TOTAL	FURNITURE & FITTINGS	OFFICE EQUIP-MENT	PLANT & EQUIPMENT	LEASED PLANT & EQUIPMENT	TOTAL
Cost									
Balance at 1 July 2004	-	-	-	-	-	-	162,798	98,674	261,472
Other acquisitions	27,376	38,525	-	65,901	-	-	-	-	-
Disposals	-	-	-	-	-	-	(162,798)	(98,674)	(261,472)
Balance at 30 June 2005	27,376	38,525	-	65,901	-	-	-	-	-
Balance at 1 July 2005	27,376	38,525	-	65,901	-	-	-	-	-
Other acquisitions	6,035	26,678	37,538	70,251	18,169	22,654	-	-	40,823
Disposals	(15,811)	(40,310)	(37,538)	(93,659)	-	-	-	-	-
Effect of movements in foreign exchange	853	1,516	-	2,369	-	-	-	-	-
Balance at 30 June 2006	18,453	26,409	-	44,862	18,169	22,654	-	-	40,823

16. PROPERTY, PLANT AND EQUIPMENT CONTINUED

	CONSOLIDATED				THE COMPANY				
IN AUD	FURNITURE & FITTINGS	OFFICE EQUIP-MENT	MOTOR VE-HICLES	TOTAL	FURNITURE & FITTINGS	OFFICE EQUIP-MENT	PLANT & EQUIPMENT	LEASED PLANT & EQUIPMENT	TOTAL
Depreciation and impairment losses									
Balance at 1 July 2004	-	-	-	-	-	-	133,743	66,585	200,328
Depreciation charge for the year	2,822	5,289	-	8,111	-	-	22,691	7,569	30,260
Disposals	-	-	-	-	-	-	(156,434)	(74,154)	(230,588)
Effect of movements in foreign exchange	-	-	-	-	-	-			-
Balance at 30 June 2005	2,822	5,289	-	8,111	-	-	-	-	-
Balance at 1 July 2005	2,822	5,289	-	8,111	-	-	-	-	-
Depreciation charge for the year	6,631	19,593	6,373	32,597	808	3,443	-	-	4,251
Disposals	(7,565)	(17,036)	(6,719)	(31,320)	-	-	-	-	-
Effect of movements in foreign exchange	393	882	346	1,621	-	-	-	-	-
Balance at 30 June 2006	2,281	8,728	-	11,009	808	3,443	-	-	4,251
Carrying amounts									
At 1 July 2004	-	-	-	-	-	-	29,055	32,089	61,144
At 30 June 2005	24,554	33,236	-	57,790	-	-	-	-	-
At 1 July 2005	24,554	33,236	-	57,790	-	-	-	-	-
At 30 June 2006	16,172	17,681	-	33,853	17,361	19,211	-	-	36,572

Depreciation charge

The depreciation charge is recognised in the following line items in the income statement:

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Depreciation and amortisation expense	9,592	1,542	4,251	-
Profit and loss of discontinued operation and gain on sale of discontinued operation, net of tax	23,005	6,569	-	-
	32,597	8,111	4,251	-

17. INTANGIBLE ASSETS

In AUD	NOTE	CONSOLIDATED			THE COMPANY		
		GOODWILL	COMPUTER SOFTWARE	TOTAL	GOODWILL	COMPUTER SOFTWARE	TOTAL
Cost							
Balance at 1 July 2004		-	-	-	-	-	-
Acquisitions through business combinations		-	-	-	-	-	-
Other acquisitions		-	28,696	28,696	-	-	-
Balance at 30 June 2005		-	28,696	28,696	-	-	-
Balance at 1 July 2005		-	28,696	28,696	-	-	-
Acquisitions through business combinations	27	954,370	-	954,370	-	-	-
Other acquisitions		-	33,313	33,313	-	52,011	52,011
Balance at 30 June 2006		954,370	62,009	1,016,379	-	52,011	52,011
Amortisation and impairment losses							
Balance at 1 July 2004		-	-	-	-	-	-
Amortisation for the year		-	4,937	4,937	-	-	-
Impairment charge		-	-	-	-	-	-
Balance at 30 June 2005		-	4,937	4,937	-	-	-
Balance at 1 July 2005		-	4,937	4,937	-	-	-
Amortisation for the year		-	9,536	9,536	-	3,053	3,053
Impairment charge		-	-	-	-	-	-
Balance at 30 June 2006		-	14,473	14,473	-	3,053	3,053
Carrying amounts							
At 1 July 2004		-	-	-	-	-	-
At 30 June 2005		-	23,759	23,759	-	-	-
At 1 July 2005		-	23,759	23,759	-	-	-
At 30 June 2006		954,370	47,536	1,001,906	-	48,958	48,958

17. INTANGIBLE ASSETS CONTINUED

Amortisation and impairment charge

The amortisation and impairment charge is recognised in the following line items in the income statement:

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Depreciation and amortisation expense	9,536	4,937	3,053	-
Profit and loss of discontinued operation and gain on sale of discontinued operation, net of tax	-	-	-	-
	9,536	4,937	3,053	-

Impairment tests for cash generating units containing goodwill

The following units have significant carrying amounts of goodwill:

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Australia	954,370	-	-	-

The recoverable amount of the Australian cash-generating unit is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and the budget for 2007. Cash flows for a further four-year period are extrapolated using a ten per cent growth rate. This growth rate is a conservative estimate given the relative immaturity of the consolidated entity in its current form and is consistent with the average growth rate achieved by the lending industry within which the consolidated entity operates. A pre-tax discount rate of 8.5 per cent has been used in discounting the projected cash flows.

Management have determined assumptions on income growth, gross interest margin, overhead costs, accessibility to and utilisation levels of debt funding based on current performance and expectations for the future.

The impairment testing highlights a reasonable buffer between the value-in-use and the net book value of the assets of the cash generating unit and therefore management believes that any reasonable possible change in the key assumptions would not cause the carrying amount of the cash generating unit to exceed the recoverable amount.

18. OTHER ASSETS

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Deposits	200	200	200	-
Prepayments	146,250	52,938	146,250	14,900
Bank deposits	1,194,103	-	1,194,103	-
	1,340,553	53,138	1,340,553	14,900

The bank deposits are for restricted use under the terms of the bank bill facility agreement (refer Note 20). Therefore these deposits are not considered to be an integral part of the consolidated cash management and are excluded from cash or cash equivalents for the purposes of the statement of cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

>> CONTINUED

19. TRADE AND OTHER PAYABLES

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Payables and accrued expenses		431,924	153,677	428,628	236,162
Loans from controlled entities	29	-	-	7,079,503	-
		431,924	153,677	7,508,131	236,162

20. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the consolidated entity's interest-bearing loans and borrowings. For more information about the consolidated entity's exposure to interest rate and foreign currency risk refer note 24.

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Bank overdraft - unsecured	-	84,355	-	-
Bank bill facility - secured	4,846,998	-	4,846,998	-
Convertible notes	3,357,593	-	3,357,593	-
Loan from related parties - unsecured	202,959	1,542,816	202,959	-
Other loans - unsecured	-	300,000	-	2,562,441
	8,407,550	1,927,171	8,407,550	2,562,441

Bank bill facility

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Proceeds from bank bill facility	5,000,000	-	5,000,000	-
Transaction costs	(162,330)	-	(162,330)	-
Net proceeds	4,837,670	-	4,837,670	-
Amortisation of transaction costs	9,328	-	9,328	-
Carrying amount of liability at 30 June	4,846,998	-	4,846,998	-
Financing facilities				
Bank bill facility - secured	15,000,000	-	15,000,000	-
Bank overdraft - unsecured	-	84,355	-	-
Facilities utilised at reporting date				
Bank bill facility - secured	5,000,000	-	5,000,000	-
Bank overdraft - unsecured	-	84,355	-	-
Facilities not utilised at reporting date				
Bank bill facility - secured	10,000,000	-	10,000,000	-
Bank overdraft - unsecured	-	-	-	-

Financing arrangements

Bank overdraft

Interest on bank overdrafts is charged at prevailing market rates.

20. INTEREST-BEARING LOANS AND BORROWINGS CONTINUED

Financing arrangements continued

Bank bill facility

The bank bill facility is available until 19 May 2008, is subject to annual review and is secured by a fixed and floating charge over the assets of the Company and its wholly owned subsidiaries at 30 June 2006.

The bank bills are payable on the maturity date of each drawdown or the expiry date of the facility. Interest rates are variable based on the BBSW (Australian Bank Bill Swap Rate) plus a margin of 1.05% and are fixed at the date of each drawdown.

Convertible notes

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Proceeds from issue of 6,000,000 $1 convertible notes	6,000,000	-	6,000,000	-
Transaction costs	(54,988)	-	(54,988)	-
Net proceeds	5,945,012	-	5,945,012	-
Redemption of 2,620,000 $1 convertible notes	(2,620,000)	-	(2,620,000)	-
Amortisation of transaction costs	32,581	-	32,581	-
Carrying amount of liability at 30 June	3,357,593	-	3,357,593	-

Under the terms of these notes, the holders had the option to receive one ordinary share for every note held however subsequent to balance date the Company has issued redemption notices in respect of all outstanding convertible notes. Therefore all notes will be redeemed at face value plus accrued interest within 3 months of the date of these notices. The convertible notes bear interest at a fixed rate of 12 per cent per annum.

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Proceeds from issue of 10,000,000 20p convertible notes	5,005,005	-	-	-
Redemption of 10,000,000 20p convertible notes	(5,005,005)	-	-	-
Carrying amount of liability at 30 June	-	-	-	-

During the year Impact Funding (UK) Limited issued convertible notes which gave note holders the option to receive one ordinary share of Impact Funding (UK) Limited for every note held. On 10 February 2006 all notes were redeemed at face value plus accrued interest. Interest was paid at a fixed rate of 12 per cent per annum.

Loans from related parties

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Impact Capital Limited – unsecured	-	1,533,658	-	-
Jalpont Pty Ltd - unsecured	200,000	-	200,000	-
Accreted interest capitalised	2,959	9,158	2,959	-
Carrying amount of liability	202,959	1,542,816	202,959	-

The loan from Impact Capital Limited, on which interest was paid at 12 per cent per annum, is treated as a loan from a controlled entity from 1 July, 2005, the date on which the reverse acquisition of Impact Capital Limited by Impact Funding Limited occurred.

The loan from Jalpont Pty Ltd, a director-related entity, on which interest was paid at a fixed rate of 12 per cent per annum, was repaid on 7 July, 2006 (refer Note 29).

20. INTEREST-BEARING LOANS AND BORROWINGS CONTINUED

Other loans

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Net loan proceeds	-	300,000	-	2,551,000
Accreted interest capitalised	-	-	-	11,441
Carrying amount of liability	-	300,000	-	2,562,441

The other loan of the consolidated entity, on which interest was paid at a fixed rate of 9 per cent per annum, was repaid during the year.

The other loan of the company, on which interest was paid at a fixed rate of 12 per cent per annum, was repaid during the year.

21. INCOME TAX PAYABLE

The current tax liability for the consolidated entity of $387,393 (2005: Nil) and for the Company of $380,849 (2005: Nil) represents the amount of income taxes payable in respect of current financial periods. In accordance with the tax consolidation legislation, the company, as the head entity of the Australian tax consolidated group, has assumed the current tax liability initially recognised by the members in the tax consolidated group.

22. EMPLOYEE BENEFITS

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Salaries and wages accrued	563	-	563	-
Liability for annual leave	19,898	4,433	19,898	-
	20,461	4,433	20,461	-

The consolidated entity makes contributions to various defined contribution superannuation funds. The amount recognised as an expense was $38,647 for the financial year ended 30 June 2006 (2005: $4,662).

23. CAPITAL AND RESERVES

Share capital

	THE COMPANY	
Number of ordinary shares	2006	2005
On issue at 1 July	4,002,048	40,020,000
Consolidation on a one for ten basis	-	(36,017,952)
Issued pursuant to Impact Funding Limited acquisition	36,700,000	-
Issued for cash	24,451,070	-
On issue at 30 June – fully paid	65,153,118	4,002,048

Under AASB 3 *Business Combinations*, the acquisition of Impact Funding Limited on July 1, 2005 is accounted for as a reverse acquisition and as such, the legal subsidiary becomes the accounting parent under AIFRS. The effect of this on the issued capital of the group is the value of the issued capital of the group is that of the legal subsidiary, Impact Funding Limited.

For the purpose of calculating earnings and dividends per share, it is the number of ordinary shares of the legal parent that is used, being the 65,153,118 shares on issue as at 30 June 2006.

23. CAPITAL AND RESERVES CONTINUED

Share capital continued

Effective 1 July 1998, the Company Law Review Act abolished the concept of par value shares and the concept of authorised capital. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity.

Dividends

No dividends have been declared or paid during the financial year (2005: Nil).

24. FINANCIAL INSTRUMENTS

Exposure to credit, interest rate and currency risks arises in the normal course of the consolidated entity's business.

Credit risk

Credit risk exposure represents the extent of credit-related losses that the consolidated entity maybe subject to on amounts to be received for financial assets.

Credit risk is managed through a rigorous risk assessment process for new loans and advances, obtaining recourse and / or collateral where appropriate and continuous management review throughout the term of the loan or advance.

At the balance sheet date a significant concentration of credit risk exists in respect of the consolidated entity's net loans and advances as 60.2% (2005: 87.1%) of total assets were represented by these loans. However there is no significant exposure to any individual client or legal practice.

The consolidated entity provides against credit risk, the maximum exposure to which is represented by the net carrying amount of each financial asset in the balance sheet.

Foreign currency risk

Foreign currency risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

Until 19 June 2006 the consolidated entity was exposed to foreign exchange risk arising from exposures to the British pound through its operations based in the United Kingdom. This risk is now limited to the Company's investment in its associate.

The consolidated entity did not engage in any hedging activities to manage its foreign currency risk during the year or prior year.

Interest rate risk

The consolidated entity's and company's exposure to interest rate risk are predominantly from liabilities, which fund loans and advances, and which bear variable interest rates whilst the loans and advances are at fixed interest rates . The consolidated entity does not hedge its interest rate risk as the majority of loans and advances are expected to be repaid within 12 months from the date of advance.

24. FINANCIAL INSTRUMENTS CONTINUED

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

CONSOLIDATED		2006					2005				
IN AUD	NOTE	EFFECTIVE INTEREST RATE	TOTAL	6 MONTHS OR LESS	6-12 MONTHS	1-2 YEARS	EFFECTIVE INTEREST RATE	TOTAL	6 MONTHS OR LESS	6-12 MONTHS	1-2 YEARS
Assets											
Cash and cash equivalents	9	5.02%	1,603,737	1,603,737	-	-	4.2%	362,802	362,802	-	-
Trade and other receivables	10										
Interest receivable [1]		18.19%	1,712,099	-	1,712,099	-	14.95%	324,921	-	324,921	-
Other receivables		0%	1,221,541	1,221,541	-	-		-	-	-	-
Loans to related parties		0%	902,580	902,580	-	-		-	-	-	-
Net loans and advances [1]	12	18.19%	16,777,659	-	16,777,659	-	14.95%	6,007,135	-	6,007,135	-
Bank deposits	18	5.73%	1,194,103	1,194,103	-	-					
Liabilities											
Trade and other payables	19	0%	(431,924)	(431,924)	-	-	0%	(153,677)	(153,677)	-	-
Interest bearing loans and advances	20										
Bank overdraft			-	-	-	-	5.5%	(84,355)	(84,355)	-	-
Bank bill facility		7.57%	(4,846,998)	(4,846,998)	-	-		-	-	-	-
Convertible notes [1]		12.66%	(3,357,593)	(3,357,593)	-	-		-	-	-	-
Loans from related parties [1]		12%	(202,959)	(202,959)	-	-	14.95%	(1,542,816)	(1,542,816)	-	-
Other loans [1]			-	-	-	-	9.0%	(300,000)	(300,000)	-	-
			14,572,245	(3,917,513)	18,489,758	-		4,614,010	(1,718,046)	6,332,056	-

[1] These assets / liabilities bear interest at fixed rates.

24. FINANCIAL INSTRUMENTS CONTINUED

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

THE COMPANY		2006					2005				
IN AUD	NOTE	EFFECTIVE INTEREST RATE	TOTAL	6 MONTHS OR LESS	6-12 MONTHS	1-2 YEARS	EFFECTIVE INTEREST RATE	TOTAL	6 MONTHS OR LESS	6-12 MONTHS	1-2 YEARS
Assets											
Cash and cash equivalents	9	5.04%	1,598,792	1,598,792	-	-	4.2%	777,131	777,131	-	-
Trade and other receivables	10										
Interest receivable [1]		18.04%	1,273,544	-	1,273,544	-		-	-	-	-
Other receivables		0%	1,221,541	1,221,541	-	-		-	-	-	-
Loans to related parties		0%	902,580	902,580	-	-	14.95%	1,542,816	1,542,816	-	
Net loans and advances [1]	12	18.04%	15,090,535	-	15,090,535	-		-	-	-	-
Bank deposits	18	5.73%	1,194,103	1,194,103	-	-		-	-	-	-
Liabilities											
Trade and other payables	19	0%	(7,508,131)	(7,508,131)	-	-	0%	(236,162)	(236,162)	-	-
Interest bearing loans and advances	20										
Bank bill facility		7.57%	(4,846,998)	(4,846,998)	-	-		-	-	-	-
Convertible notes [1]		12.66%	(3,357,593)	(3,357,593)	-	-		-	-	-	-
Loans from related parties [1]		12%	(202,959)	(202,959)	-	-		-	-	-	-
Other loans [1]			-	-	-	-	12%	(2,562,441)	(2,562,441)	-	-
			5,365,414	(10,998,665)	16,364,079	-		(478,656)	(478,656)	-	-

[1] These assets / liabilities bear interest at fixed rates.

24. FINANCIAL INSTRUMENTS CONTINUED

Fair values

The consolidated entity's financial assets and liabilities as disclosed in the balance sheet are carried at amounts that approximate their net fair value.

The Company's financial assets and liabilities as disclosed in the balance sheet are carried at amounts that approximate their net fair value.

25. OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Less than one year	49,793	35,100	49,793	-
Between one and five years	35,844	38,025	35,844	-
More than five years	-	-	-	-
	85,637	73,125	85,637	-

The consolidated entity leases property under an operating lease expiring 31 July 2007. Lease payments are reviewed every year in line with the CPI. The lease provides the consolidated entity with a right of renewal at which time all terms are renegotiated.

The consolidated entity also leases office equipment under operating leases which typically run for five years.

The amounts recognised as an expense in the income statement are as follows:

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Operating lease payments	52,863	65,446	42,087	62,655

26. CONSOLIDATED ENTITIES

	COUNTRY OF INCORPORATION	OWNERSHIP INTEREST	
		2006	2005
Parent entity			
Impact Capital Limited			
Subsidiaries			
Impact Funding Limited*	Australia	100%	-
Impact Funding (UK) Ltd **	United Kingdom	-	-
Impact Outlay Funding Pty Ltd***	Australia	100%	-
Big Kev Distributors Pty Ltd****	Australia	-	100%

The above ownership interest reflects the legal structure of the consolidated entity.

In the financial statements of the Company, investments in controlled entities and associates are measured at cost and included with other financial assets (refer Notes 13 and 14). The Company has no jointly controlled entities.

* Under AASB 3 *Business Combinations*, the acquisition by the Company of Impact Funding Limited on 1 July 2005 is accounted for as a reverse acquisition (refer Note 27). Consistent with this treatment, the consolidated financial information for 2006 financial year is that of the Impact Funding Limited consolidated entity which does not reflect the legal structure of the consolidated entity as disclosed above.

26. CONSOLIDATED ENTITIES CONTINUED

** Impact Funding (UK) Ltd was a wholly owned subsidiary of Impact Funding Limited as at 30 June 2005 and consequently became a 100% owned subsidiary of the Impact Capital Limited consolidated entity on 1 July 2005. Impact Funding (UK) Ltd was sold on 19 June 2006 (refer Note 7).

*** Impact Outlay Funding Pty Ltd was incorporated on 11 August 2005.

**** Big Kev Distributors Pty Ltd was deregistered on 14 December 2005.

27. ACQUISITIONS OF SUBSIDIARIES

On 1 July 2005, Impact Capital Limited (the legal parent) acquired all the shares in Impact Funding Limited (the legal subsidiary) on the basis of two shares being issued for each Impact Funding Limited share. The principal business activity of Impact Funding Limited is pre-settlement lending to claimants awaiting settlement of personal injuries, matrimonial or estate litigation.

The consolidated entity has applied AASB 3 to this business combination.

AASB 3 *Business Combinations* states that where a business combination is effected through an exchange of equity interests, the entity that issues the equity is normally the acquirer. In a reverse acquisition, the acquirer is the entity whose equity interests have been acquired and the issuing entity is the acquiree. Although legally the issuing entity is regarded as the parent and the acquiree is regarded as the subsidiary, for accounting purposes the legal subsidiary is the acquirer if it has the power to govern the financial and operating policies of the legal parent so as to obtain benefits from its activities.

In a reverse acquisition, the cost of the business combination is deemed to have been incurred by the legal subsidiary (the acquirer for accounting purposes) in the form of equity instruments issued to the owners of the legal parent (the acquiree for accounting purposes) and the cost is calculated as the fair value of the number of equity instruments issued as calculated in accordance with AASB 3 Appendix B.5. Any excess of the cost of the combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the legal parent is accounted for as goodwill.

Additionally, consolidated financial statements prepared following a reverse acquisition must be issued under the name of the legal parent, while in substance disclose financial information as a continuation of the financial statements of the legal subsidiary. As such, the financial information shown for 2005 financial year (comparatives) is that of Impact Funding Limited (consolidated).

Acquiree's (Impact Capital Limited) net assets at the acquisition date

In AUD	NOTE	RECOGNISED VALUES	FAIR VALUE ADJUSTMENTS	CARRYING AMOUNTS
Inventories		1,666	-	1,666
Trade and other receivables		1,574,923	-	1,574,923
Cash and cash equivalents		777,131	-	777,131
Other assets		14,910	-	14,910
Interest-bearing loans and borrowings		(2,562,441)	-	(2,562,441)
Trade and other payables		(236,161)	-	(236,161)
Net identifiable assets and liabilities		(429,972)	-	(429,972)
Goodwill on acquisition	17	954,370		
Consideration paid, satisfied in notional share issue		524,398		
Cash (acquired)		777,131		
Net cash inflow		777,131		

28. RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Cash flows from operating activities					
Profit / (loss) for the period		1,800,607	(756,609)	1,589,422	(1,241,552)
Adjustments for:					
Depreciation	16	32,597	8,111	4,251	30,260
Amortisation	17	9,536	4,937	3,053	-
Impairment losses		369,135	83,953	296,262	8,125
Foreign exchange (gains)	3	-	-	(181,443)	-
Foreign exchange losses	4	71,888	-	-	-
Interest expense		912,055	48,740	727,873	13,379
(Reversal) of doubtful trade receivables		-	-	-	(16,800)
Write down of receivable		-	-	-	66,251
Write down of slow moving stock		-	-	-	8,346
Loss (gain) on sale of property, plant and equipment	3	(527)	-	-	-
Income tax expense / (benefit)	6	353,566	(66,012)	78,109	-
Operating profit/(loss) before changes in working capital and provisions		3,548,857	(676,880)	2,517,527	(1,131,991)
(Increase)/decrease in trade and other receivables		(1,375,558)	(324,921)	(1,230,782)	73,844
(Increase)/decrease in inventories		1,666	-	1,666	289,965
(Increase)/decrease in loans and advances		(16,240,438)	(6,091,088)	(14,987,592)	-
(Increase)/decrease in other assets		21,114	(53,138)	4,032	3,817
(Decrease)/increase in trade and other payables		(111,407)	153,677	58,984	139,745
(Decrease)/increase in provisions and employee benefits		15,465	4,433	19,898	(1,284)
		(14,140,301)	(6,987,917)	(13,616,267)	(625,904)
Interest paid		(1,014,211)	(48,740)	(830,029)	(13,560)
Gain on sale of discontinued operations, net of tax paid	7	(3,171,099)	-	(2,579,062)	-
Net cash from operating activities		(18,325,611)	(7,036,657)	(17,025,358)	(639,464)

29. RELATED PARTIES

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

K. Rich (Chairperson from 1 July 2006)

J. Laurie

L. Litzow

I. Skinner (resigned 16 November 2005)

Executive directors

B Judge (Chairperson)

(resigned 30 June 2006)

R Templeton (Chief Executive Officer)

Executives

B. Gebauers (Chief Operating Officer) [1]

B. Lyle (General Counsel) [1]

A. Collins (General Manager – Impact Funding (UK) Limited) [2]

A. Hill (Chief Financial Officer)

(appointed 29 May 2006)

S King (In-House Counsel) [1]

(resigned May 2006)

N. Lucas (Chief Financial Officer) [1]

(resigned 5 January 2006)

[1] Executives were employed (or contracted) by the Company from 21 October 2005, prior to which they were employed (or contracted) by Impact Funding Limited.

[2] Executive was employed by Impact Funding (UK) Limited from 14 July 2005, prior to which he was employed by Impact Funding Limited. Impact Funding (UK) Limited ceased to form a part of the consolidated entity from 19 June 2006, accordingly A. Collins is included in the key management personnel of the consolidated entity only up to and including this date.

The key management personnel compensation included in "employee benefits expense" and in "profit / (loss) from discontinued operations" in the Income Statements are as follows:

		CONSOLIDATED		THE COMPANY	
In AUD	NOTE	2006	2005	2006	2005
Short-term employee benefits		1,524,081	216,182	946,056	265,307
Other long term benefits		-	-	-	-
Post-employment benefits		23,138	1,731	14,683	1,862
Termination benefits		99,000	-	99,000	188,156
Equity compensation benefits		-	-	-	-
		1,646,219	217,913	1,059,739	455,325

Individual directors and executives compensation disclosures

Information regarding individual directors and executives compensation as permitted by Corporations Regulations 2M.3.03 and 2M.6.04 is provided in the Remuneration Report section of the Directors' report on pages 18 to 21.

Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests existing at year-end.

Other key management personnel transactions with the Company or its controlled entities

A number of key management persons, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of these entities transacted with the Company or its subsidiaries in the reporting period. The terms and conditions of the transactions with management persons and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director and other related entities on an arm's length basis.

29. RELATED PARTIES CONTINUED

Other key management personnel transactions with the Company or its controlled entities continued

The aggregate amounts recognised during the year relating to key management personnel and their related parties were as follows:

KEY MANAGEMENT PERSON AND THEIR RELATED PARTIES			CONSOLIDATED		THE COMPANY	
OTHER RELATED PARTIES	TRANSACTION	NOTE	2006	2005	2006	2005
In AUD						
B. Judge						
A. Judge	Wages	(i)	14,529	3,202	11,588	-
R. Templeton						
Templeton Smith Lawyers & Consultants	Legal fees	(ii)	7,518	562	6,947	-
	Occupancy expense	(iii)	44,515	34,438	34,438	-
	Interest expense	(iv)	49	-	49	-
Jalpont Pty Ltd	Interest expense	(v)	2,959	-	2,959	-
I. Skinner						
Synkronos Legal Pty Ltd	Legal fees	(vi)	7,976	44,366	-	-
Synkronos Pty Ltd	Web-hosting expense	(vii)	380	594	-	-
	Contract staff	(vii)	-	30,767		
K. Rich						
BDO Kendalls	Accountancy fees	(viii)	55,650	-	55,650	-
B. Gebauers						
6Y's Pty Ltd	IT-support expense	(ix)	24,204	5,677	13,138	-
B. Lyle						
Impressions Finance Pty Ltd	Equipment rental expense	(x)	2,343	-	2,343	-
Kaya Finance Pty Ltd	Website design	(xi)	-	3,245	-	-

(i) A. Judge, the daughter of B. Judge, was employed as a casual administrative assistant by the Company and its subsidiary, Impact Funding Limited.

(ii) Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton, provided legal services to the Company and its subsidiary, Impact Funding Limited. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

(iii) The Company and its subsidiary, Impact Funding Limited entered into a two-year contract with Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton for the sub-lease of premises. Total contract value is $96,333. Terms of the sub-lease are based on market rates and amounts are due monthly in advance for the duration of the lease.

(iv) Templeton Smith Lawyers & Consultants, a firm controlled by Mr R Templeton, provided a short-term unsecured loan of $30,000 to the Company. Interest was charged at normal commercial rates. The loan was repaid prior to 30 June 2006.

(v) Jalpont Pty Ltd, a company controlled by Mr R Templeton, provided a short-term unsecured loan of $200,000 to the Company. Interest was charged at normal commercial rates. The loan was repaid on 7 July 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

>> CONTINUED

29. RELATED PARTIES CONTINUED

Other key management personnel transactions with the Company or its controlled entities continued

(vi) Synkronos Legal Pty Ltd, a company controlled by Mr I Skinner, provided legal services to Impact Funding Limited. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

(vii) Synkronos Pty Ltd, a company controlled by Mr I Skinner, provided web-hosting services and contract staff to Impact Funding Limited. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

(viii) BDO Kendalls, a firm of which Mr K Rich was a partner, provided accounting services to the Company. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

(ix) The Company and its subsidiary, Impact Funding Limited purchased IT-related goods and services from 6Y'S, a company influenced by Mr B Gebauers. Amounts were billed based on normal market rates for such supplies and were due and payable under normal payment terms.

(x) The Company entered into a five-year contract with Impressions Finance Pty Ltd, a company significantly influenced by Mr B Lyle. Total contract value is $23,430. Contract terms are based on market rates and amounts are due monthly in advance for the duration of the contract.

(xi) Kaya Finance Pty Ltd, a company significantly influenced by Mr B Lyle, provided website design services to Impact Funding Limited. Fees were billed based on normal market rates for such services and were due and payable under normal payment terms.

Assets and liabilities arising from the above transactions

Amounts receivable from and payable to key management personnel at reporting date arising from these transactions were as follows:

	CONSOLIDATED		THE COMPANY	
In AUD	2006	2005	2006	2005
Other assets				
Other related parties				
Prepayments	4,578	3,308	4,578	-
	4,578	3,308	4,578	-
Current payables				
Other related parties				
Payables and accrued expenses	8,762	792	8,762	-
Interest-bearing loans	202,959	-	202,959	-
	211,721	792	211,721	-

29. RELATED PARTIES CONTINUED

Movements in shares

The movement during the reporting period in the number of ordinary shares in Impact Capital Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	HELD AT 1 JULY 2005	PURCHASES	SALES	OTHER [1]	HELD AT 30 JUNE 2006
Directors					
B Judge	120,000	1,930,000	-	-	2,050,000
R Templeton	80,000	1,722,300	-	-	1,802,300
K Rich	-	100,000	-	-	100,000
J Laurie	27,500	2,750	-	-	30,250
L Litzow	70,000	2,480,000	-	-	2,550,000
I Skinner	70,000	880,000	-	(950,000)	-
Executives					
B Gebauers	2,000	600,000	-	-	602,000
B Lyle	72,000	115,638	-	-	187,638
A Collins	72,400	-	-	(72,400)	-
S King	-	206,320	-	(206,320)	-
N Lucas	70,000	880,000	-	(950,000)	-

	HELD AT 1 JULY 2004	PURCHASES	SALES	CONSOLIDATION (ONE FOR TEN)	OTHER [1]	HELD AT 30 JUNE 2005
Directors						
K R McQuay	14,240,000	-	14,240,000	-	-	-
S Bass	358,000	-	308,000		(50,000)	-
C Liberiou	1,104,500	-	1,104,500	-	-	-
B Judge	-	1,300,000	100,000	120,000	-	120,000
R Templeton	-	900,000	100,000	80,000	-	80,000
K Rich	-	-	-	-	-	-
J Laurie	-	275,000	-	27,500	-	27,500
L Litzow	-	800,000	100,000	70,000	-	70,000
I Skinner	-	800,000	100,000	70,000		70,000
Executives						
B Gebauers	-	20,000	-	2,000	-	2,000
B Lyle	-	820,000	100,000	72,000	-	72,000
A Collins	-	824,000	100,000	72,400	-	72,400
S King	-	-	-	-	-	-
N Lucas	-	800,000	100,000	70,000	-	70,000

[1] Other represents holding of shares at date of appointment or resignation of director or executive.

No shares were granted to key management personnel during the reporting period as compensation in 2005 or 2006.

No shares were received on the exercise of options during 2006 or 2005.

DIRECTORS' DECLARATION

1 In the opinion of the directors of Impact Capital Limited ('the Company'):

(a) the financial statements and notes and the remuneration disclosures that are contained in section 4.4 of the Remuneration report in the Directors' report, set out on pages 18 to 21 are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b) the remuneration disclosures that are contained in section 4.4 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*;

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2 The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2006.

Dated at Brisbane, this eighth day of September 2006.

Signed in accordance with a resolution of the directors:

Kenneth Rich

Director

KPMG

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF IMPACT CAPITAL LIMITED

Scope

The financial report, remuneration report and directors' responsibility

The financial report comprises the income statements, statements of changes in equity, balance sheets, statements of cash flows, accompanying notes 1 to 32 to the financial statements, and the directors' declaration for both Impact Capital Limited (the "Company") and Impact Capital Limited and its legally controlled entities (the "consolidated entity"), for the financial year ended 30 June 2006. The "accounting consolidated entity" comprises the accounting parent, Impact Funding Limited and the entities it controlled during that financial year as set out in note 26.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures") required by Australian Accounting Standard AASB 124 *Related Party Disclosures* under the heading "Remuneration report" in section 4.4 of the Directors' report and not in the financial report.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards*. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Australian Accounting Standard AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF IMPACT CAPITAL LIMITED

>> CONTINUED

Audit opinion

1. In our opinion, the financial report of Impact Capital Limited is in accordance with:

   (a) the Corporations Act 2001, including:

      (i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and

      (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   (b) other mandatory financial reporting requirements in Australia.

2. The remuneration disclosures that are contained in section 4.4 of Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

KPMG

Jillian Richards

Jillian B Richards

Partner

Brisbane

Eighth day of September 2006

SHAREHOLDER INFORMATION

29 SEPTEMBER 2006

NUMBER OF EQUITY SECURITIES

Ordinary shares

- 1,978 individual shareholders hold 65,153,118 fully paid ordinary shares.
- 1,969 individual shareholders hold 42,615,618 quoted fully ordinary shares.
- 1,282 shareholders hold less than a marketable parcel of fully paid ordinary shares.
- The number of restricted ordinary shares including those subject to voluntary escrow is 22,537,500. The escrow period ends on 11 August 2007.

Options

- There are no options outstanding.

Convertible notes

- 31 individual noteholders hold 2,500,000 12% convertible notes of $1.00.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES

Analysis of numbers of equity security holders by size of holding:

	ORDINARY SHARES	OPTIONS	CONVERTIBLE NOTES
1 - 1,000	1,347	-	-
1,001 - 5,000	366	-	1
5,001 - 10,000	79	-	-
10,001 - 100,000	112	-	27
100,001 - and over	74	-	3
	1,978	-	31

TWENTY LARGEST HOLDERS OF QUOTED EQUITY SECURITIES

SHAREHOLDER	ORDINARY SHARES	
	NUMBER HELD	PERCENTAGE OF ISSUED SHARES
Invia Custodian Pty Limited <White a/c>	8,912,858	13.68
Davishaven Pty Ltd	7,160,000	10.99
Theseus Capital Pty Ltd	3,780,000	5.80
Bell Potter Nominees Ltd <BB Nominees>	3,331,569	5.11
Pemgold Pty Ltd + Jalpont Pty Ltd	2,760,000	4.24
International Portfolios Ltd	2,080,000	3.19
Blenheim Trust Company	1,840,000	2.82
Beresford Vineyards Pty Ltd <Vine a/c>	1,800,000	2.76
Weir River Consulting Pty Ltd <Weir River Grazing S/F a/c>	1,600,000	2.46
John & Beverley Stacey <Stacey & Co Super Fund a/c>	1,382,308	2.12
Invia Custodian Pty Limited <WAM Capital Limited a/c>	1,286,675	1.97
Bernard Joseph Fitzsimon + Diane Therese Neve <Fitzsimon Family a/c>	1,223,500	1.88
Westpac Custodian Nominees Limited	1,148,817	1.76
Rathjo Pty Ltd <Brian Smith Family a/c>	1,080,000	1.66
Colin Leonard Howard Lewis	1,000,000	1.53
Michael John McLean	1,000,000	1.53
Neville Beikoff + Richard Beikoff + Tracey Jones + Robert Jones Beikoff Family S/F a/c>	800,000	1.23
Jalpont Pty Ltd <templeton Super Fund a/c>	800,000	1.23
Suzanne Phyllis Newman	798,525	1.23
Bourne Nominees Pty Ltd	581,344	0.89
	44,365,596	**68.09**

SHAREHOLDER INFORMATION >> CONTINUED

29 SEPTEMBER 2006

UNQUOTED EQUITY SECURITIES

	NUMBER ON ISSUE	NUMBER OF HOLDERS
Options		
There are no outstanding options on issue.	-	-
Convertible notes		
12% convertible notes of $1.00 each	2,500,000	31
No person holds 20% or more of these securities.		

SUBSTANTIAL HOLDERS

SHAREHOLDER	ORDINARY SHARES	
	NUMBER HELD	PERCENTAGE OF ISSUED SHARES
Invia Custodian Pty Limited <White A/c>	8,912,858	13.68
Davishaven Pty Ltd	7,160,000	10.99
Theseus Capital Pty Ltd	3,780,000	5.80
Bell Potter Nominees Ltd	3,331,569	5.11

VOTING RIGHTS

The voting rights attaching to each class of equity securities are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

There are no options on issue.

Convertible notes

Convertible notes do not carry a right to vote.

OTHER

Shareholder Enquiries

Shareholders with enquiries about their shareholdings should contact the Share Registry, Computershare Investor Services Pty Ltd by telephone on (03) 9615 5970 or by facsimile on (03) 9611 5710.

Change of Address

Shareholders should notify the Share Registry in writing immediately upon any change in their registered address. Sponsored holders ("CHESS") should notify their stockbroker of such change.

Change of Name

Shareholders who change their name should notify the Share Registry and attach a copy of a relevant marriage certificate, deed poll or other relevant documentation.

Removal from the Annual Report Mailing List

Shareholders who do not wish to receive the Annual Report should advise the share Registry in writing. These shareholders will continue to receive all other shareholder information.

Consolidation of Shareholdings

You may have received more than one annual report. If so, please check carefully the name and address printed on the Notice of Meeting in each report. If these are identical, you may wish to combine the holdings into a single holding by writing to the Share Registry quoting each of the shareholder reference numbers.

CHESS
(Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertificated holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

Uncertificated Share Register

Shareholding statements are issued within five business days after the end of the month in which transactions alter the balance of your holding.

Website

Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com

Tax File Numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

IMPACT CAPITAL LIMITED
PO Box 7111
Riverside Centre
Brisbane Q 4001
Tel: 1300 552 332 Fax: (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au